Buenos Aires, March 11, 2013

Mr. Alejandro Vanoli
President of the Argentine Securities
and Exchange Commission
(Comisión Nacional de Valores)

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.). Abstract of Board of Directors’ Meeting’s Minutes Approving Financial Statements as of December 31, 2012

Dear Mr. Vanoli,

This letter is addressed to you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), in compliance with the relevant rules in force. To that purpose, we hereby submit the abstract of the relevant part of Minutes No. 365 of Board of Directors’ Meeting held on March 8, 2013, in relation to the approval of the annual Financial Statements in the THIRD ITEM of the agenda: 3) Consideration of the Annual Report, Inventory, basic and consolidated Financial Statements, Notes thereto and the Informative Report of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2012.

Yours sincerely,

Victor A. Ruiz
Responsible for Market Relations
EDENOR S.A.

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´MEETING MINUTES No.365

MINUTES No. 365: In the City of Buenos Aires, on March 8, 2013, at 10:00 a.m., the undersigning Directors of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (the “Company”), to wit Ricardo Torres, Marcelo Mindlin, Gustavo Mariani, Edgardo Volosin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández,  Emmanuel Alvarez Agis, Patricia Charvay and Santiago López Alfaro held a meeting at Ortiz de Ocampo 3302, Building 4, Ground Floor. Mr. José Daniel Abelovich, Mr. Jorge Pardo and Mr. Damián Burgio attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Jaime Barba, in charge of the Board's Secretary attended the meeting and the Accountant Leandro Montero, Director of Finance and Control of the Company, attended the meeting as advisor. The meeting was chaired by the Chairman, Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors […] THIRD ITEM of the Agenda: 3) Consideration of the Annual Report, Inventory, basic and consolidated Financial Statements, Notes thereto and the Informative Report of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2012. The Chairman informed that the Meeting should consider the financial statements and other documents for the fiscal year ended December 31, 2012, and stated all attendees were aware of all such documents as they were handed over to them in advance to the Meeting. He further informed that the Company’s Audit Committee had prepared its annual report and timely submitted the working plan for the current year.
Such report briefly informed on the actions taken by the Audit Committee in relation to its duties, tasks and results, all evidenced in the Audit Committee’s Report for the fiscal year ended December 31, 2012 and approved by the Audit Committee on the date hereof, generally concluding that the Audit Committee was not aware of any relevant remark it should make in relation to the matters under its scope of action, neither did it have any remarks to make in relation to the accounting documents to be approved by the Board of Directors at that meeting. Thereafter, the Chairman moved all Directors to consider the Annual Report, the Inventory, Consolidated and Basic Financial Statements, Notes thereto, and Informative Review of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR), for the fiscal year ended December 31, 2012. Thereafter, and prior to the voting on the item under consideration, Mr. Jorge Pardo took the floor and informed all attendees that the report of the Supervisory Committee on the Company’s financial statements as of 12/31/2012 under consideration, was approved by the majority of opinions of its members and not by unanimous vote, as he proposed a report different from the one finally approved by the Supervisory Committee at its Meeting No. 258 held on March 8, 2013. In that respect, he submitted such document to the Board of Directors’ consideration, and requested that the report of the Supervisory Committee, submitted by the minority, be transcribed in those minutes. The Board of Directors considered such motion, and caused the report to be transcribed below:

Supervisory Committee’s Report

To the Shareholders of
Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.
In accordance with the provisions of section 294 of Law No. 19,550, the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Regulations of the Buenos Aires Stock Exchange, we have reviewed the basic financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter referred to as “Edenor S.A.”) including the basic balance sheet as of December 31, 2012, the basic statement of comprehensive income, the basic statement of changes in stockholders´ equity and basic statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information. Balances and other information pertaining to the 2011 fiscal year are an integral part of the audited financial statements mentioned above and shall then be considered in connection with those financial statements.

2.
The Company’s Board of Directors is responsible for preparing and filing the basic financial statements in accordance with the professional accounting standards under Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas, FACPCE), incorporated by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) approved by the International Accounting Standards Board (IASB) and were used in the preparation of the consolidated financial statements of Edenor S.A. with its subsidiaries, in the aspects mentioned in Note 3 to the basic financial statements attached hereto. Furthermore, the Board of Directors is responsible for any internal control it may deem necessary for the preparation of the basic financial statements free of any significant deviations caused by errors or irregularities. Our responsibility is to render a conclusion on the basic financial statements, based on the review conducted with the scope described in paragraph 3.

3.
 Our review was conducted in accordance with prevailing auditing standards. Such standards require basic financial statements to be reviewed subject to the prevailing auditing standards, including the verification of the reasonability of the significant information included in the documents reviewed and its consistency with the remaining information on corporate decisions of which we are aware of, as disclosed in Board of Directors’ and Shareholders’ Meetings’ minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued a report dated March 8, 2013 with qualifications based on the situations mentioned in items 4, 5 and 6. An audit requires that the auditor plans and performs his audit to obtain reasonable assurance about whether the basic financial statements are free of material misstatements or significant mistakes. An audit includes examining, on a selective basis, evidence supporting the disclosures in the financial statements, as well as assessing the accounting standards used and significant estimates made by the Company, and evaluating the overall presentation of the basic financial statements. We have not assessed any business administrative, financing, marketing and operational decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting

4.
In Note 1 to the basic financial statements, the Company reported that delay in receiving rate increases and acknowledgment of higher costs presented, as of the date hereof, by the Company under Memorandum of Agreement as described in Note 2 c. I to those financial statements, and constant increase in operation costs to maintain the same level of service have significantly affected the Company’s economic and financial situation.

The Company recorded net losses of 1,013,204 and 315,394 (in thousands of Argentine Pesos), accumulated losses for 885,130 and 539,411 (in thousands of Argentine Pesos) and a deficit in working capital in the fiscal years ended December 31, 2012 and 2011, respectively. As stated in Note 1, the Company’s Management estimated that, if conditions existing as of the date of these financial statements remain, the economic-financial situation will continue worsening, expecting negative cash flows and operating results and a decline in financial ratios for the 2013 fiscal year.

5.
As mentioned in Note 4.7 to the basic financial statements, the Company has prepared its forecasts for the purposes of assessing the recoverable value of its non-current assets, with the understanding that it will obtain better rates in line with the existing scenario. Future cash flows and actual income/loss may differ from the estimates and evaluations conducted by the Management as of the date of preparation of these financial statements. In this regard, we are unable to anticipate whether the assumptions used by the Management to prepare those estimates will actually take place in the future and, consequently, if the recoverable values of non-current assets will exceed their respective net book value.

6.
The Company has prepared the financial statements attached hereto using accounting standards applicable to any going concern. Therefore, those financial statements do not include the effects of any adjustments and/or reclassifications, if any, that might be required in case the situation above described is not sorted out enabling the Company to continue doing business and in the event the Company is forced to realize its assets and/or repay its liabilities, including contingent liabilities, under conditions other than in the ordinary course of business.

7.
As stated in Note 15, as of December 31, 2012, negative results posted by the Company use 100% of reserves and over 50% of the capital stock. Section 206 of the Argentine Companies´Law provides for the mandatory reduction of the capital stock in that particular case and, thus, the Company’s shareholders shall take the measures necessary to solve that situation

8.	Furthermore, as regards the Board of Directors’ Annual Report for the fiscal year ended December 31, 2012, we have verified that it includes the information required by section No. 66, Argentine Companies’ Law No. 19,550 and Decree No. 677/01, as amended, and, to the extent of our field of competence, the figures disclosed thereat are consistent with the Company’s books of accounts and other related documents

9.
We have verified compliance with the performance bonds furnished by acting Directors as of the date of these financial statements on December 31, 2012, as set forth in item 1.4 of Schedule I of Technical Resolution No. 15 of Argentine Federation of Professional Councils of Economic Sciences.

1.	Based on the audit conducted, with the extent described above, we inform that:

a.
In our opinion, considering the situations described in items 4. to 6., the basic financial statements mentioned in paragraph 1 present fairly, in all material respects, Edenor S.A.´s financial position as of December 31, 2012, its basic comprehensive results and basic cash flows for the fiscal year then ended, in conformity with the provisions of Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences applicable to basic financial statements of the controlling entity;

b.
We have read the Board of Directors’ Annual Report and, to the extent of our field of competence, we have no objections thereto. Statements on future events included therein fall within the exclusive competence of the Board of Directors.

c.
As regards the Annual Report’s Schedule consisting in the Report of Compliance with the Corporate Governance Code, no material aspect was noticed so as to make us believe that it should be modified to duly comply with the provisions of Resolution No. 606 of the CNV.

d.	As regards the provisions of the CNV’s rules, we inform that after reading the independent auditors’ report, it may be concluded as follows:

i.  Auditing standards applied are those approved by the Professional Council of Economic Sciences of the City of Buenos Aires, which provide for the independence requirements, and

   ii.  Basic financial statements were prepared considering Technical Resolution No. 26 of the Argentine Federation of Professional Council of Economic Sciences of the City of Buenos Aires and the CNV’s rules.

11.
We have applied the procedures on assets laundering and terrorism financing for Edenor S.A. provided for in the relevant professional rules issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

12.	The provisions of section No. 294 of Law No. 19,550 have been duly met

City of Buenos Aires, March 8, 2013.
By Supervisory Committee. Mr. Jorge Roberto Pardo. Regular Member.

Supervisory Committee’s Report

To the Shareholders of
Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.
In accordance with the provisions of section 294 of Argentine Companies Law No. 19,550 and the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores), we have reviewed the consolidated financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter referred to as “Edenor S.A.”) and its subsidiaries, including the consolidated balance sheet as of December 31, 2012, the consolidated statement of comprehensive income, the consolidated statement of changes in stockholders´ equity and consolidated statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information. Balances and other information pertaining to the 2011 fiscal year are an integral part of the audited financial statements mentioned above and shall then be considered in connection with those financial statements.

2.
The Company’s Board of Directors is responsible for preparing and filing the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting rules by the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas, FACPCE), and incorporated by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, CNV) to its regulations, as approved by the International Accounting Standards Board (IASB). Furthermore, the Board of Directors is responsible for any internal control it may deem necessary for the preparation of the consolidated financial statements free of any significant deviations caused by errors or irregularities. Our responsibility is to render a conclusion on the consolidated financial statements, based on the review conducted with the scope described in paragraph 3

3.
Our review was conducted in accordance with prevailing auditing standards. Such standards require consolidated financial statements to be reviewed subject to the prevailing auditing standards, including the verification of the reasonability of the significant information included in the documents reviewed and its consistency with the remaining information on corporate decisions of which we are aware of, as disclosed in Board of Directors’ and Shareholders’ Meetings’ minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued a report dated March 8, 2013 with qualifications based on the situations mentioned in items 4, 5 and 6. An audit requires that the auditor plans and performs his audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements or significant mistakes. An audit includes examining, on a selective basis, evidence supporting the disclosures in the consolidated financial statements, as well as assessing the accounting standards used and significant estimates made by the Company, and evaluating the overall presentation of the consolidated financial statements. We have not assessed any business administrative, financing, marketing and operational decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting.

4.
In Note 1 to the consolidated financial statements, the Company reported that delay in receiving rate increases and acknowledgment of higher costs presented, as of the date hereof, by the Company under Memorandum of Agreement as described in Note 2 c. I to those financial statements, and constant increase in operation costs to maintain the same level of service have significantly affected the Company’s economic and financial situation.

The Company recorded net losses of 1,013,416 and 291,381 (in thousands of Argentine Pesos), accumulated losses for 885,130 and 539,411 (in thousands of Argentine Pesos) and a deficit in working capital in the fiscal years ended December 31, 2012 and 2011, respectively. As stated in Note 1, the Company’s Management estimated that, if conditions existing as of the date of these financial statements remain, the economic-financial situation will continue worsening, expecting negative cash flows and operating results and a decline in financial ratios for the 2013 fiscal year.

5.
As mentioned in Note 4.8 to the consolidated financial statements, the Company has prepared its forecasts for the purposes of assessing the recoverable value of its non-current assets, with the understanding that it will obtain better rates in line with the existing scenario. Future cash flows and actual income/loss may differ from the estimates and evaluations conducted by the Management as of the date of preparation of these financial statements. In this regard, we are unable to anticipate whether the assumptions used by the Management to prepare those estimates will actually take place in the future and, consequently, if the recoverable values of non-current assets will exceed their respective net book value.

6.
The Company has prepared the financial statements attached hereto using accounting standards applicable to any going concern. Therefore, those financial statements do not include the effects of any adjustments and/or reclassifications, if any, that might be required in case the situation above described is not sorted out enabling the Company to continue doing business and in the event the Company is forced to realize its assets and/or repay its liabilities, including contingent liabilities, under conditions other than in the ordinary course of business

7.
As stated in Note 19, as of December 31, 2012, negative results posted by the Company use 100% of reserves and over 50% of the capital stock. Section 206 of the Argentine Companies´Law provides for the mandatory reduction of the capital stock in that particular case and, thus, the Company’s shareholders shall take the measures necessary to solve that situation.

8.
Furthermore, as regards the Board of Directors’ Annual Report for the fiscal year ended December 31, 2012, we have verified that it includes the information required by section No. 66, Argentine Companies’ Law No. 19,550 and Decree No. 677/01, as amended, and, to the extent of our field of competence, the figures disclosed thereat are consistent with the Company’s books of accounts and other related documents

9.
We have verified compliance with the performance bonds furnished by acting Directors as of the date of these consolidated financial statements on December 31, 2012, as set forth in item 1.4 of Schedule I of Technical Resolution No. 15 of Argentine Federation of Professional Councils of Economic Sciences

10.	Based on the audit conducted, with the extent described above, we inform that:

a.
In our opinion, considering the situations described in items 4. to 6., the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, Edenor S.A.´s and its subsidiaries´consolidated financial position as of December 31, 2012, its consolidated comprehensive results and consolidated cash flows for the fiscal year then ended, in conformity with the IFRS;

b.
We have read the Board of Directors’ Annual Report and, to the extent of our field of competence, we have no objections thereto. Statements on future events included therein fall within the exclusive competence of the Board of Directors

c.
As regards the Annual Report’s Schedule consisting in the Report of Compliance with the Corporate Governance Code, no material aspect was noticed so as to make us believe that it should be modified to duly comply with the provisions of Resolution No. 606 of the CNV.

d.	As regards the provisions of the CNV’s rules, we inform that after reading the independent auditors' report, it may be concluded as follows:

i. Auditing standards applied are those approved by the Argentine Federation of Professional Councils of Economic Sciences, which provide for the independence requirements, and

ii. Consolidated financial statements were prepared considering the IFRS and the CNV’s rules

11.
We have applied the procedures on assets laundering and terrorism financing for Edenor S.A. provided for in the relevant professional rules issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

12.	The provisions of section No. 294 of Law No. 19,550 have been duly met.

City of Buenos Aires, March 8, 2013.
By Supervisory Committee. Mr. Jorge Roberto Pardo. Regular Member.

Mr. Daniel Abelovich took the floor and noted that the difference existing between the Supervisory Committee’s reports submitted by the minority and by the majority only dealt with a technical issue related to the feasibility of an ongoing concern. Thereafter, following a brief discussion, the Board of Directors unanimously RESOLVED TO: (i) Consider all issues informed and approve the accounting documents submitted to its consideration under this item of the Agenda, but not to authorize its transcription to those minutes as it was already transcribed to the Inventory and Balance Sheet Book, except for the Annual Report and its Schedule I (Corporate Governance Report, RG 606 CNV), noting that Director Alvarez Agis stated that, notwithstanding his affirmative vote to approve the accounting information, he refrained from supporting any statement or assessment that such documents might have in relation to the actions of the National Government and its policies. Directors Charvay, López Alfaro and Gosman stated they agreed with the statement made by Mr. Alvarez Agis.

Thereafter, the Annual Report and its Schedule I (Corporate Governance Report, R.G. 606/12 CNV) were transcribed:

2012 ANNUAL REPORT

INTRODUCTION
CONCESSION AREA
Edenor exclusively renders distribution and marketing services of electrical energy to all users connected to the power supply network in the following area: In the City of Buenos Aires: the area defined by Dock “D”, street with no name, drawing of the future Coast Highway, which is an extension of Pueyrredón avenue, Pueyrredón avenue, Córdoba avenue, San Martín railroad, General San Martín avenue, Zamudio, Tinogasta, General San Martín avenue, General Paz avenue and Río de la Plata avenue. In the Province of Buenos Aires, it comprises the Districts of Belén de Escobar, General Las Heras, General Rodriguez, former General Sarmiento (which now includes San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which now includes Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

2.- SUPERVISORY AND ADMINISTRATION BODIES – 2012 FISCAL YEAR

a) Board of Directors

All decisions regarding Edenor are taken by the Board of Directors, which is composed of 12 regular directors and 12 alternate directors; out of them, 4 regular directors and 1 alternate director are independent in accordance with the criteria adopted by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores). The term of office of all directors if of 1 year and they may be re-elected for consecutive periods.

The Board of Directors, in turn, assigns specific duties to an Executive Board and to an Audit Committee, which is composed of all independent members in compliance with the criteria set forth in the Sarbanes-Oxley Act (“SOX”).

Effective as from February 16, 2012, the Company’s Board of Directors approved the appointment of Mr. Ricardo Torres as Chairman of the Board of Directors.

The following table describes the Board of Directors’ list for the 2012 fiscal year:

Name	Position	Independence
Ricardo Torres	Chairman	Non independent
Marcos Marcelo Mindlin	Vice-chairman	Non independent
Edgardo Alberto Volosín	Regular Director	Non independent
Gustavo Mariani	Regular Director	Non independent
Pablo Alejandro Díaz	Regular Director	Non independent
Maximiliano Fernández *	Regular Director	Independent
Eduardo Luis Llanos*	Regular Director	Independent
Emmanuel Antonio Alvarez Agis	Regular Director	Independent
Patricia María Charvay	Regular Director	Independent
Federico Gosman*	Regular Director	Independent
Santiago Alberto López Alfaro	Regular Director	Independent
Lisandro Pablo Cleri	Regular Director	Independent
Diego Martín Salaverri	Alternate Director	Non independent
Jaime Javier Barba	Alternate Director	Non independent
Damián Miguel Mindlin	Alternate Director	Non independent
Leandro Carlos Montero	Alternate Director	Non independent

Daniel Eduardo Flaks	Alternate Director	Non independent
Mariano Batistella	Alternate Director	Non independent
Diana Mondino	Alternate Director	Independent
Lucía Belén Gutierrez	Alternate Director	Independent
Edgardo Adolfo Ruibal	Alternate Director	Independent
Diego Leiva	Alternate Director	Independent
Eduardo Endeiza	Alternate Director	Independent
Pablo Damián Martínez Burkett	Alternate Director	Independent
(*) Members of the Audit Committee.

b) Supervisory Committee

The Company’s Bylaws set forth that its supervision shall be carried out by a Supervisory Committee composed of 3 Regular Auditors and 3 Alternate Auditors, all of whom shall be elected by the shareholders and shall have a term of office of one fiscal year.

Their main duty is to control the lawfulness of the Board of Directors’ compliance with the regulations under the Argentine Companies’ Act (Ley de Sociedades Comerciales), the Company’s Bylaws and, if any, the Shareholders’ Meeting’s decisions.

Name	Position	Independence
Damián Burgio	Regular Auditor	Non independent
José Daniel Abelovich	Regular Auditor	Non independent
Jorge Roberto Pardo	Regular Auditor	Non independent
Santiago Dellatorre	Alternate Auditor	Non independent
Marcelo Héctor Fuxman	Alternate Auditor	Independent
Fernando Sánchez	Alternate Auditor	Independent

LETTER FROM THE CHAIRMAN

To the Shareholders,

I submit for your consideration the Annual Report, financial statements and other documentation for the fiscal year ended December 31, 2012, which are presented by the Board of Directors to be treated at the Company’s Annual Regular Shareholders’ Meeting.

Such documentation discloses the Company’s course of business during its twenty-first fiscal year, which was characterized by serious economic and financial difficulties as a result of a rate freeze and the continuous increase in costs, which affected our activity. The period disclosed a consolidated loss of AR$1,016 million, the highest loss in the Company’s history. As a result of that situation, from the beginning of the fiscal year, the Board of Directors applied a collection of expense restriction measures that, notwithstanding the efforts made by the organization, were not sufficient to neutralize the cash deficit caused by the rate freeze that characterized the whole period until ENRE (Electric Power Regulatory Agency) Resolution No. 347/12 was enacted in November.

As to the increase in costs, the impact of salary raises granted to our workers and those of our contractors was especially significant. In addition, in November 2012, the Labor Department of the Argentine Ministry of Labor, Employment and Social Security issued Resolution No. 1,906, whereby as from January 1, 2013, Edenor and other companies from the electric power sector shall pay to its workers represented by Buenos Aires City Light and Power Unions a monthly wage amount of AR$2,410, applicable to all Company and contractors’ personnel represented by light and power unions. This validates, for the employees governed by that Agreement, an average salary adjustment equivalent to a 33% increase.  Such fixed adjustment was also applied to all Company personnel. We estimate that such resolution will increase Edenor’s costs to about AR$300 million, including the restoration required for all salary scales in order to eliminate any distortion arising from the application of such fixed compensation. On February 26, 2013, the Company and other companies from the electric power sector entered into a salary agreement with national authorities and union representatives for a term of eighteen months, which established an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013, and a 7% cumulative increase as from January 2014. Another significant aspect that had an impact on cost increase was the decision made by authorities through Energy Department No. 3547 to charge Edenor —as from June 2012— the cost of contracting “Generación Móvil” in certain points of the distribution network, which implied a cost increase of AR$68 million in fiscal 2012.

Cost variation, combined with the continuous freeze in rates in the national electric power distribution sector, gave rise to a significant impairment in comprehensive income (loss) for the year, which was disclosed in a loss amounting to AR$1,013 million in the year ended December 31, 2012. However, a temporary solution adopted by the Energy Department was maintained, whereby the use of funds from the Program for the Rational Use of Electric Power (in Spanish, PUREE) was authorized; even though these funds are not booked as Company’s revenues, they represented a financial aid of AR$411 million during the year, showing a 22% increase as compared to 2011, accumulating AR$1,278 million since 2008.

We should point out the enactment of ENRE Resolution No. 347/2012, which applies a fixed charge and a variable charge related to power in our customers’ invoice and —for the first time in many years— affects all customers; we expect this situation to allow maintaining the investment plan. Thanks to this initiative, which we support, and the investments to be made by the Company, we launched an ambitious investment plan to exceed AR$1,000 million and we are convinced that this plan will give rise to a better and more reliable service.

In order to minimize the operating deficit, it was also essential to end up EMDERSA’s spin-off process, which took place in November 2012, and to sell the resulting spun-off assets, such as the electric power distribution company located in the Province of Salta, EDESA, and to collect the loans granted to EDESA and EDEN, which were added to the sale of EDESAL, the electric power distribution company located in the Province of San Luis, which closed in late 2011. In addition, last February 27, the Company’s Board of Directors approved unanimously the acceptance of the Offering Letter sent by Servicios Eléctricos Norte BA S.L. on February 26, 2013, whereby the Buyer made an offer to EDENOR for the acquisition of shares representing 100% of the capital stock and voting rights of AESEBA S.A. (“AESEBA”), a company that also owns 90% of the capital stock and voting rights of Empresa Distribuidora de Energía Norte S.A., a transaction that will allow us reducing the financial debt by about US$80 million. To date, steps are being taken to formalize this transaction.

As a result of the operating deficit previously mentioned, in October 2012, Edenor started to fund its activity through the partial delay in payments to CAMMESA for the energy charged to its customers. To date, other 17 distributors are subject to the same situation and accumulate a joint debt with the wholesale electric market (Mercado Eléctrico Mayorista, MEM) amounting to about AR$2,000 million plus interest. By using these funds, which represented —in the specific case of Edenor— principal amounting to AR$189 million billed and unpaid as of December 2012 and AR$347 million to date, the Company was able to keep its investment plan and to face the increasing operating expenses and duly meet the agreed-upon payments of its financial debt. It is important to point out that the difficulties described in the previous paragraphs had a significant impact on the economic-financial equation of Edenor’s Concession Agreement. However, through the funding obtained from the partial delay in payments to CAMMESA, Edenor was able to substantially meet its obligations towards its customers, while Edenor’s Board of Directors was always aware of their high responsibility as concessionaires of a federal public service. Nevertheless, as CAMMESA is currently the only funding source available to Edenor, its financial situation depends largely on the continuity of such funding, as to which Edenor’s Board of Directors has no certainties because the Company was required by ENRE and CAMMESA to settle such debt. In this regard, a response was sent to the regulatory agency dismissing its competence to make commercial demands from the Company regarding third parties, and to CAMMESA, pointing out that the cash deficit preventing the full settlement of the payable to such company is a force majeure case because the Company is unable to approve its rate and thus obtain the revenues required for debt settlement, with the obligation to prioritize the public service concession. If this situation was reversed negatively and was not offset with a rate readjustment, apart from new cost increases, Edenor’s cash issues could deepen in a short period of time. In addition, in the event that national authorities did not provide any new solution, Edenor’s shareholders’ equity could become negative in the following quarters, which would bring about consequences at a local level and with respect to the listed price at the New York Stock Exchange. However, Edenor’s Board of Directors is optimistic as to the outcome of negotiations held with regulatory agencies, and the creation of the new fixed charge is promising, which is materialized through a trust and used for the investments previously mentioned. We believe that this alternative could cause actual service costs to be transferred to customers and thus reduce the Company’s dependence on transactions funding as a result of CAMMESA’s unpaid invoices.

At the same time, administrative and judicial claims continue to be filed to protect Edenor’s rights, the public service under concession in favor of Edenor, and its directors and managers. As a result and in view of the inefficacy of its actions and administrative and judicial filings by Edenor, a constitutional rights protection action was filed against the ENRE so that the latter may adopt the measures deemed essential and urgent —as part of its competence— for the provision of the electric power distribution public service under its charge, pursuant to the Concession Agreement, in a continuous, regular and safe manner. Specifically, this action is aimed at ceasing ENRE’s failure to adjust the rate schedule, as enforcement authority, based on cost variations, as contractually and legally established, and to carry out the Comprehensive Rate Review Process, thus preventing Edenor from receiving sufficient revenues for the service currently rendered to cover fundamental and urgent operating costs and investments and thus render the service in a continuous, regular and, especially, safe manner.

It is also important to point out that the excellent refinancing of the financial debt at 12 years and its significant reduction begun in 2006 (by restructuring a defaulted financial debt of US$541 million to US$282 million as of December 31, 2012) allow having over a decade with no principal due dates, as interest has been paid as due; the debt will also be reduced if the offering received and accepted for the sale of AESEBA S.A. and its subsidiary, EDEN S.A., is materialized.

The previous comments on the compliance with the Company’s obligations are reflected in the outcome of the service transaction, whereby —although the energy demand increased by 4.04% during the period— the energy loss remained at reasonable levels and all service quality indicators continue to excel in the country. The increase in demand was accompanied by important investment efforts that reached AR$541 million during the year, and over AR$2,100 million in the last 5 years, and it reflects perfectly the Company’s responsibility upon managing its activity under concession.

The efforts made to keep the service quality referred to in the previous paragraph were shown, among other aspects, in the quick and effective response given by the Company regarding the aftermath of the tornado that battered its area under concession on April 4, 2012. The phenomenon affected our facilities seriously, as well as those of the community that we serve, and we managed to normalize the supply quickly in spite of the tornado intensity. To have an idea of this event and the Company’s effective reaction, note that this was a serious meteorological phenomenon that affected a 40 km-wide area, with the presence of tornados characterized by gusts of up to 220 km/hour affecting the districts of General Rodríguez, Moreno, Merlo, Padua, Ciudad Evita, González Catán and the City of Buenos Aires. Specifically regarding our facilities, the tornado broke 12,000 posts and caused over 300 km of downed lines, apart from 57 seriously compromised transformation centers, all of which affected hundreds of thousands of customers whose services were soon reestablished notwithstanding the prevailing situation and thanks to the efforts made by all Company personnel, its contractors and the cooperation of national and municipal authorities with whom coordinated work was done.

Confirming these comments with facts, through the effort made by the whole organization and as a result of almost 5 years of work and an investment of over AR$55 million, the second and most important phase of the new commercial system CC&B (Customer Care & Billing) was started up during the fiscal year, the license of which was acquired from Oracle, incorporating 2.7 million customers into the system and covering the business management of medium- and small-sized demands, as it had already been in operation since 2011 for large customers. This was a milestone for Edenor as it currently has a modern comprehensive system that replaces the technology that is over 15 years old. As part of the project, the meter management module comprising all customers was implemented through SAP, thus replacing the old Sadme system.

These actions taken by the company were part of a national context that progressed favorably, from the economic point of view, even though with lower trends than in the last few years. In 2012, Argentine economy showed positive results again, consolidating the recovery begun after the great crisis in 2001 and showing a 1.9% increase in GDP.

A significant event in the national energy sector was the Executive Branch’s decision to eliminate gradually as from January 2012 all subsidies granted to the energy generation price applicable to all Argentine users. With respect to the electric power distribution public service rendered by EDENOR, such decision to eliminate subsidies does not cause any improvement in the distributor’s own resources; however, we support that decision as we have always considered that subsidies should be maintained only in the case of customers really in need, while setting true energy prices will serve to send proper signs that a scarce and non-renewable resource is being saved.

Finally, I would like to thank the Board of Directors of EDENOR for their permanent support in 2012 fiscal year, as well as the shareholders, the Statutory Audit Committee and especially all Company personnel, whose efforts, commitment and professionalism allowed reaching satisfactory operating efficiency indexes notwithstanding the uncertainties characterizing our activity and the deficit disclosed in the documentation that we submit for your consideration.

Ricardo Torres
Chairman

CHAPTER 1: ECONOMIC CONTEXT AND REGULATORY FRAMEWORK

ARGENTINE ECONOMIC SITUATION

According to officially-released data, real GDP in Argentina would have recorded a 1.9% increase in 2012, representing a fall as compared to the GDP rate recorded during most recent years, including the significant expansion the Argentine economy achieved in 2011, but it still reflects a growth in a global economy in crisis.

Among the most important factors underlying the decrease in the growth rate, it is worth mentioning the ever lasting international financial crisis and inflation-related pressures, all of which still stand as major challenges to economic management. The Government has tackled this adverse situation with protectionist policies applicable to the national activity, proposing a 45% reduction in imports from now on until 2020 for the benefit of domestic industries. This will further ensure trade surplus. Actually, 2012 ended with a trade surplus equal to U.S.$12,960 billion, a 26.7% higher than that of the previous year. Specifically, exports totaled U.S.$81,205 billion as compared to U.S.$68,514 billion in imports, representing a 3% decrease p.a. in sales and 7% decrease in overseas purchases.

Accordingly, it may be stated that trade policies applied by the Government to deal with the demand for foreign currency had the expected effects. Following a growth in overseas purchases totaling 46% in 2010 and 30% in 2011, restrictions on the entering of products caused them to be reduced to 7% during last year and trade surplus to experience a remarkable recovery.

With a view to the following year, prospects are optimistic, with expansion estimated at 4% due to an ever increasing harvest, with international prices forecasted to remain high. Expected growth is significant due to contributory factors, such as Brazil and China performance and a collection of domestic economic policies mainly intended to foster domestic economic activity.

This favorable scenario for 2013 is not free of uncertainty. From the domestic viewpoint, inflation will continue as the major macroeconomic issue. It is also worth mentioning the uncertainty resulting from the election to renew the Congress’ members. From the international viewpoint, concerns are focused on the U.S. growth dynamics, on one hand, and that of European small and mid-sized economies, on the other hand. Though it is really difficult to picture the economic situation of developed countries as causing a new global crisis (as that experienced by late 2008 and early 2009), it is also true that problems stalking those economies will not fade away in the short term.

ENERGY SECTOR

In the energy generation sector, operative costs and, as a consequence thereof, the monomial market price (see figure below) were slightly low as compared to those recorded during the previous year, mostly due to an increased availability of imported Natural Gas with is considered at values lower than alternative liquid fuels, despite a remarkably scarce hydroelectric supply. Based on these conditions, fuel oil consumption was 2.86 MMT, gas oil consumption reached 1.82 MMm3 and natural gas and LNG recorded 13.99 MMDm3.

Gas supply for the energy sector surpassed all prior annual consumption levels, registering a use of 10.94% higher than that of the previous year, though it is still insufficient to satisfy the demand increase from coal-fired power stations in winter time. This increased offer is related to an increased import from Bolivia and to the LNG.

Oil price remained steady since mid-2012, with an average cost of U.S.$95 per barrel for WTI, exceeding the average cost recorded in the last five years.

Monomial average market price

As happened in previous years, the funding of the Wholesale Energy Market (WEM) basically depended on the contributions made by the Argentine Government to the Unified Fund to pay off the negative balance of the WEM’s accounts. In 2012, Income/(Loss) from Transactions of the WEM’s accounts reached a negative balance of AR$28.788 billion. It should be noted that this figure is reached with Argentine National Treasury contributions that caused the total accumulated amount to be reduced.

In 2012, new “Sourcing Agreements” with CAMMESA were signed, under ENARSA “Distributed Energy Generation” Plan, which were implemented by the Energy Secretariat as a special funding arrangement related to the installation of new stations at certain points of the AT National Interconnected Network (SADI) in order to clear up supply difficulties mainly due to inadequacies in the transport network. These higher costs have not been reflected in the demand but accumulated in the relevant accounts that the Argentine Government paid off with subsidies.

Besides, but under the “Mobile Energy Generation” mode, ENARSA also connected generator groups of a lower module at certain points of the distribution network of the different energy providers in the country. As opposed to the Distributed Energy Generation mode, as from June 2012, by means of ES note No. 3547, higher costs were transferred to distribution companies, while Edenor paid an annual amount equal to AR$68,71 billion as Energy and Power overcharges in this respect.

Contribution from the new generation supply continued, a phase dating back to 2008, and 1206 MW were added in 2012. The most important ones include Ensenada de Barragán Power Plant with the commissioning of two TG of 247 MW and two TG in Brigadier López Power Plant, forecasting a future closure of the combined cycle (TG01 and TG02) with 400 MW. Furthermore, small power plants distributed by Enarsa continued to be commissioned. It is also worth mentioning the start-up of Non-Conventional Power Generation Plants, to wit Rawson II Wind Farms (2nd stage of 29 MW), Cañada Honda and Chimbera Photovoltaic Plants for a total of 10 MW and San Martín and San Miguel Power Plants that burn biogas from the CEAMSE wastes for a total of 16.6 MW.

As far as transportation is concerned, a new 800 MVA transformer was implemented in Ezeiza Power Plant entailing a 74% investment by Transener and 26% investment by the Argentine Government.

It is worth mentioning the release of ES publication 2016/12 approving Seasonal Scheduling, as from November 2012, defining monomial seasonal prices for the purchase of energy by each distribution company and setting aside the structuring of energy prices based on demand, power charges, and consideration of the higher differentiated price due to losses exceeding those contemplated in the relevant Concession Agreement.

REGULATION AND CONTROL

Act No. 25,561, Public Emergency and Amendment to the Exchange Regime Act (Ley de Emergencia Pública y Reforma del Régimen Cambiario), which was passed and enacted in early January 2002, was subject to several extensions of the emergency declaration effective date and its consequences until December 31, 2013 (Act No. 26,729).

During 2009, Edenor presented the rates proposal requested by the National Regulatory Entity of Energy (ENRE) under Resolution No. 467/08 (Program for the Comprehensive Rates Revision of Federal Distribution Companies [Programa para la Revisión Tarifaria Integral de las Distribuidoras Federales]) in accordance with the provisions of the Memorandum of Agreement entered into by and between Edenor and the Renegotiation and Analysis of Utilities Agreements Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) ratified by decree of the Executive Branch No. 1957/06 and the Energy Secretariat Resolution No. 865/08. During 2010, Edenor complied with requests for more information from the ENRE on such rate proposal filed by the Company. During 2012, no progress was made on this matter, only with Edenor administrative and court filings claiming ENRE´s progress on this matter.

On November 7, 2011, the Energy Secretariat passed Res. No. 1301/11 establishing the seasonal scheduling for summer time, removing subsidies for certain economic activities that, pursuant to the Resolution, are able to deal with real costs to be incurred in order to supply their electric energy demand. This resolution has been extended, and being applied to residential users, classifying them based on their geographical location and types of residence. The modification was exclusively based on energy purchase prices at the Wholesale Market, thus the Distribution Value Added cost (Valor Agregado de Distribución, VAD) of the Company was virtually unchanged.

On November 23, 2012, the ENRE issued Res. 347/12 authorizing companies to apply a fixed amount different for each category of users, based on the application of Section 4.2 of the Memorandum of Agreement, which further provides that such amounts be exclusively used in the execution of infrastructure works and maintenance of facilities of each Concession Holder. Funds raised thereunder will be deposited in a special account to be administered by a trust.

As with previous years the Energy Secretariat Resolution N° 1037/07 remained in full force and effect, having been ratified by the Energy Secretariat Note N° 1383/08 modifying the allocation of funds derived from the implementation of the Program for a Reasonable Energy Use (“PUREE” program). Deductions may be made of such funds of: a) any amount Edenor shall pay as Quarterly Adjustment Coefficient (Coeficiente de Adecuación Trimestral, CAT) established as per Section 1 of Act No. 25,957, for the purpose of the estimation used to determine the total value of the National Fund of Electrical Energy (Fondo Nacional de la Energía Eléctrica, FNEE), and b) any amount deriving from the rates adjustment resulting from applying the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) under the Memorandum of Agreement, until one or the other item effective passing to rate is recognized, as appropriate.

The Master Agreement, entered into by and between the Argentine Government, the Province of Buenos Aires and Edenor sets forth the parties economic contributions to allow Energy Distribution Companies to provide electrical energy to squatter settlements (Category A and B), continued in full force and effect and was renewed for an additional 4-year term as from January 1, 2011. Such renewal was ratified by Resolution 247/12 of the Ministry of Federal Planning, Public Investment and Services and by Decree No. 507/12 of the Executive Branch of the Province of Buenos Aires.

Enforcement of collateral and eminent domain

As provided for in sections 37 and 38 of the Concession Agreement, the Argentine Executive Branch may, notwithstanding any other rights it may have thereunder, enforce the collateral furnished by the guarantor (holders of the majority shareholding, Class A shares), that is to say, assume the political rights of those shares and it may immediately sell the shares pledged or sell the majority shareholding, in the following circumstances:

a)	Non-compliance with the provisions of sections 14 and 15 of the Concession Agreement (corporate and operation regime).

b)	In case the Distributor repeatedly breaches its material obligations under the Agreement and after being requested by ENRE to comply with those obligations in a fixed term, it fails to do so.

c)	If the accumulated value of penalties imposed on EDENOR S.A. in the previous period of one (1) year exceeds twenty percent (20%) of its net annual invoicing of taxes and rates.

d)	If guarantors levy or permit a levy on the shares pledged and fail to cancel the levy in the period of time fixed by ENRE.

e)	If the Distributor or guarantors hinder in any manner the sale in an International Public Bidding of the majority shareholding, in the cases set forth in the Concession Agreement.

f)
If any Shareholders’ Meeting of the Distributor approves, with no participation by ENRE, an amendment to the Company’s By-laws or an issue of shares that changes or permits to change the interest of fifty one percent (51%) in the total capital stock represented by Class “A” shares or their voting rights.

Notwithstanding the provisions above, the Concession Power is entitled, based on the “hecho del príncipe” theory, to decide on the eminent domain of the company, which shall be declared by a national act in compliance with the provisions of Act 21499.

CHAPTER 2: ANALYSIS OF ECONOMIC-FINANCIAL OPERATIONS AND RESULTS

RELEVANT DATA

Historic values in thousands of Argentine Pesos

	Dec 31, 07	Dec 31, 08	Dec 31, 09	Dec 31, 10	Dec 31, 11 (*)	Dec 31, 12

Total assets (thousand of AR$)	3.847.606	4.134.630	4.370.741	5.031.730	5.585.499	5.903.295
Total liabilities (thousands of AR$)	1.873.025	2.043.064	2.188.532	2.923.552	4.154.114	5.485.114
Shareholders’ equity (thousands of AR$)	1.974.581	2.091.566	2.182.209	2.108.178	1.431.385	418.181

Property, plant and equipment investments (thousands of AR$)	342.749	335.722	404.310	388.770	430.637	540.885

Energy sales (in GWh)	17.886	18.616	18.220	19.292	20.098	20.760
Energy sales (in GWh) - excluding tolls	14.776	14.916	14.599	15.401	15.941	16.499
Energy purchases (in GWh)	20.233	20.863	20.676	22.053	23.004	23.934
Energy losses	11,60%	10,77%	11,88%	12,52%	12,63%	13,26%

Total clients	2.490.120	2.534.547	2.601.643	2.659.215	2.691.331	2.725.641

Total employees (own staff)	2.465	2.487	2.691	2.687	2.836	2.966

Energy sales (thousands of AR$)	1.981.928	2.000.198	2.094.345	2.205.396	2.273.260	2.937.625
Energy sales (thousands of AR$) - excluding tolls	1.888.485	1.885.711	1.959.054	2.063.867	2.159.803	2.721.967
Net income/(loss) (thousands of AR$)	122.458	123.115	90.643	(74.031)	(304.057)	(1.016.470)

Average sale price (AR$ /KWh)	0,1103	0,1075	0,1149	0,1143	0,1150	0,1389
Average sale price (AR$/KWh) - excluding tolls	0,1278	0,1264	0,1342	0,1340	0,1355	0,1650
Average gross margin (AR$/KWh)	0,0481	0,0554	0,0605	0,0593	0,0589	0,0512

NOTE: monetary figures are denominated in constant currency as provided for in resolution No. 441/03 of the CNV.

(*)Data used to compare with 2011 data were adjusted to the International Reporting Financial Standards applied as from the fiscal year under consideration.

ANALYSIS OF THE FINANCIAL AND EQUITY CONDITION

Edenor’s comparative assets and liabilities structure for fiscal years ended December 31, 2012 and 2011 is as follows (amounts in AR$ million):

	2012	2011 (*)
Current assets	1,020	1,074
Non-current assets	4,883	4,511
Total Assets	5,903	5,585

Current liabilities	1,673	1,004
Non-current liabilities	3,812	3,150
Total Liabilities	5,485	4,154

Shareholders’’ equity	418	1,431

Total Liabilities and Shareholders’ equity	5,903	5,585

(*)Data used to compare with 2011 were adapted to the International Reporting Financial Standards applied as from the fiscal year under consideration.

In the fiscal year ended December 31, 2012, total assets increased 5.69% from AR$ 5,585 to AR$ 5.903 billion. This net increase was due to a significant increase in Property, Plant and Equipment and Trade Receivables and a decrease in Other Receivables and Assets available for sale.

Investments made during fiscal year ended December 31, 2012 totaled AR$ 540.9 billion, reaching a similar level compared to the investments made in 2011, which totaled AR$ 430.64 billion. These amounts are a response to the enforcement of the Inversions Plan established by Edenor.

An increase of 32.04%, from AR$4.154 to AR$5.485 billion, in Liabilities was recorded. The leading cause of such increase is the PUREE values deducted by the Company as advances of MMC pending authorization to be applied to rates and the increase in Trade Debts.

The comparative fundraising or fund allocation structure for 2012 and 2011 fiscal years is as follows (amounts in AR$ million):

	2012	2011 (*)
Funds raised through operational activities	279	465
Funds allocated through investment activities	(269)	(534)
Funds allocated through funding activities	(81)	(82)
Total funds allocated during fiscal year	(71)	(151)

(*)Data used to compare with 2011 data were adjusted to the International Reporting Financial Standards applied as from the fiscal year under consideration.

In the fiscal year under analysis, a decrease in Cash Flows (Cash + Investments not exceeding 3 months) of AR$ 71 million was recorded. Such decrease was mainly derived from Cash Flows used in investment activities, due to the allocation AR$544 million to Investments in Fixed Assets (including raw materials and spare parts), and the funds raised by operational activities which consisted in the increase in PUREE values by AR$411 million.

INVESTMENT

Investment made during 2012 reached AR$540,9 billion.

It is worth noting that the recovery at the investment level remained constant as compared to those years prior to 2002 crisis, even considering that during the year, restrictions on availability of resources, as a consequence of the freeze on rates and the increase in costs, continued to be applicable.

The energy demand grew 4.04% (23,934 GWh in 2012 vs. 23,004 GWh in 2011) and the maximum energy demand increased 2.7% (4452.7 MW in 2012 vs. 4335.5 MW in 2011).

To meet this increase in demand, most of the investment was applied to the increase in the network structure and to the connection of new supplies. Edenor continued its efforts to keep fraud and delinquency indicators at efficient levels and the quality standard of service and products. Besides, important investments were made to protect the environment and ensure safety in public thoroughfare. Those investments are described in the relevant paragraphs.

Amounts of investments made are specified in the following charts. They are broken down based on allocation and activity

Investments by allocation

Item	Amounts in AR$ million	%
Distribution	329,7	60.9
Transfers	184,3	34,1
Computers, transportation and office equipment/tools	26,9	5.0
Total	540,9	100%

Investments by activities

Item	Amounts in AR$ million	%
New Supplies	193,6	35,8
Network Structure	238,3	44,1
Network Improvement	30,9	5,7
Energy Recovery	25,1	4,6
Legal Requirements	19,1	3,5
Telemonitoring and Telecommunication	7,0	1,3
Systems, real property, office equipment/tools, etc.	26,9	5,0
Total	540,9	100%

The most significant works performed during 2012 were the following:

-	New Supplies:

New supply requests were connected, and power increase requested by the customers was further provided.

-	Transmission Structure

The following works were performed, among others:

•
Completion of enlargement works to increase the Capability to Evacuate Energy in Plants located in “Gran Buenos Aires” area, as per Energy Secretariat Resolution 1875/05; Completion of execution of 220 kV Bars in Malaver Substation of Line No. 46 Morón Substation – Malaver Substations and 220/132 kV Transformer No. 6 and underground 220 kV wire 24.25 km laying between Malaver and Costanera Substations. A new 220/132 kV 300 MVA Transformer was installed in Malaver Substation.

•	New electroduct of 132 kV underground wire in 6.3 km to feed the new Tecnópolis Substation from existing Munro and Coghlan Substations.

•	Installation of Capacitors Banks with 48 MVAr to offset the reactive power in Suarez, Saavedra and Colegiales Substations.

Sub-transmission Structure

The following works were performed, among others:

•	Completion of Nordelta Substation 132/13,2 kV – 2x40 MVA.

•	New Tecnópolis Substation 132/13,2 kV – 2x40 MVA.

•	Start of enlargement of Agronomía Substation 132/13,2 kV - 3x40 MVA.

•	Enlargement of Malvinas Substation 132/33 kV – from 2x40 MVA to 3x40 MVA.

•	Enlargement of Medium Voltage boards in Ford and Ciudadela Substations.

Distribution Structure

The following works were performed, among others:

-	28 new feeders in new and existing Substations: Paso del Rey, Nordelta, Luzuriaga, Ford, Altos, Hurlingham, Ciudadela, Migueletes, Rotonda, Tecnópolis, Benavidez and Centro de Rebaje Escobar.

-	Sealings between Medium Voltage feeders in various substations.

-	284 new Medium/Low Voltage Conversion Centers and 546 power increases in existing centers which increase the installed power to 188 MVA.

Network Improvement

Improvement was made in all voltage levels, and the most significant ones are described below:

•	High Voltage: Switches of 132 kV and 220 kV were replaced. MT Board protections were fitted in different Substations and 132 kV wire protections were replaced.

•
Medium Voltage: Medium Voltage switches were replaced at Substations and internal arc protectors have been installed in Medium Voltage boards. Moreover, an important replacement of outdated technology underground network was made, Medium/Low Voltage transformers were replaced as well as equipment in Medium Voltage centers.

•	Low Voltage: Underground and air networks were replaced. Network which had product quality problems was also reinforced

-	Telecommunication and Telemonitoring

The works of installation of new radio-link systems and the existing radio-link systems adjustment with state-of-the-art equipment with increased capacity aimed at meeting the main telecommunication network transportation needs were continued.

The new Corporate Network was installed and put into service, which enables the provision of new services and supports the System department in its developments, extending transportation capacity to support new IT applications and implement voice and video services with a better quality of service.

Edenor continued installing the Video Surveillance and Access Control system in new Substations and Domo Cameras to telemonitor actions in sectionalizers.

Regarding telemonitoring, the Air and Underground Medium Voltage Network telemonitor process was continued in the Conversion Centers and air networks.

Total amount of historic investment made by Edenor since it started business in 1992 to date totals AR$ m$ 4,223.

FINANCIAL DEBT

Financial Debt

As of December 31, 2012, the Company’s total financial debt was equal to AR$1,393.2 million, including AR$35.1 billion as accrued interest.

As compared to the previous year, financial debt, net of current investment and cash, increased by AR$178.2 billion (16%) as a result of the raise in exchange rates (most part of the Company’s debt is denominated in U.S.dollars) and reduction of cash, as a consequence of the financial deficit suffered by the Company.

The current debt profile has an average term of approximately 8.6 years and an average estimated rate of 10.1%. Approximately, 99% of the Company’s financial debt is denominated in U.S. dollars, and the balance is denominated in Argentina Pesos.

Principal maturity structure of outstanding financial debt is shown in the following chart denominated in U.S. dollars, net of the 2022 Notes that the Company holds in its portfolio:

As shown in the chart above, the Company’s principal maturity terms are comfortably long, thus creating a solid and healthy principal structure.

Average Debt Rate

Deterioration in the Company’s Cash Flows and operative losses result from the delay in updating rates and an uninterrupted increase in costs. These results have an adverse impact on the Company’s financial ratios.

Recovery of the economic equation of the Company basically depends on the possibility to obtain rate increases contemplated in the Memorandum of Agreement by applying the Cost Monitoring Mechanism and the Comprehensive Rate Review Process (Mecanismo de Monitoreo de Costos y el Proceso de Revisión Tarifario Integral) as referred to in item “RATES” herein.

Considering that fulfillment of actions outlined to reverse the negative trend experienced in this fiscal year depends on the occurrence of certain events beyond the Company’s control, the Board of Directors believes that there is a certain degree of uncertainty as regards the Company’s financial capacity to comply with the obligations inherent to its ordinary course of business.

Interest coupon swaps

Throughout 2012, the Company executed a derivate for the purposes of converting cash flow exchange rate and those deriving from interest payments under Class 9 fixed-rate Notes of up to U.S.$300 million, maturing on April 25, 2012 and October 25, 2012.

Unfortunately, due to the Argentina economic-financial situation, it was impossible to renew those coverage for upcoming years.

Funding Sources

2012 fiscal year was characterized by a sharp limit on access to borrowings, for the energy sector in general, and for the Company in particular, mainly due to the economic-financial situation and deterioration of its financial rations as mentioned above.

However, despite the situation described above, the Company has complied with all its financial obligations, repaying financial loans maturing during the first six months in 2012, paying principal of and interest on the loan undertaken with Banco de la Provincia de Buenos Aires and principal of and interest on Notes at their maturity dates, both denominated in Argentine Pesos and in U.S. dollars.

Company’s Risk Rating

On November 1, 2012, Standard & Poors Ratings Services placed on review with negative implications the ratings “raCCC+” of EDENOR’s Global Notes Program of up to US$600 million with final maturity in 2016, of the Notes for US$220 million with final maturity in February 2017 and of Notes for US$300 million with final maturity in 2022.

EDENOR’s “raCCC+” ratings mostly incorporate the high political and regulatory risk in Argentina, the Company’s limited flexibility and exposure to any risk currency mismatch (as its debt is largely denominated in U.S.dollars while funds are domestically generated in Argentine pesos).

Growing operative and administrative costs in a rate freezing scenario, adversely affected EDENOR´s operative results, coupled with the announcement that due to the financial stress situation undergone by the Company, it would only pay half of the invoicing sent by Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (CAMMESA), Standard & Poors expects the Company to continue reporting negative levels of EBITDA and domestic generation of funds. Consequently, it believes there is a significant degree of uncertainty as regards EDENOR´s financial capacity to meet its financial obligations in the next months.

In turn, Moody’s Latin America maintained the Caa1 rating at an international level and a Ba3.ar rating at a country-wide level, both with a negative outlook, to all series issued by the Company.

Negative prospects reflect Moody’s viewpoint, in the sense that, if the rate freezing is not dealt with by the government or by regulatory entities, the downward trend in operative margins and negative generation of cash of Edenor will cause operations to be unsustainable. In such a case and considering current levels of cash generation of the Company, concerns are deeper as regards its future interest repayments.

In addition, as Edenor´s funds are generated in Argentine pesos while its bonds are denominated in U.S.dollars, its financial profile may be largely and adversely affected by a significant devaluation of the Argentine peso, which could also exert pressure towards ratings downgrades.

ANALYSIS OF FINANCIAL RESULTS

Edenor’s comparative income/loss structure of fiscal years ended December 31, 2012 and 2011 is as follows (amounts in AR$ million):

	2012 - Consolidated	2012 (Separate)	2011 (Separate)
Ordinary operational income/(loss)	(633,84)	(679,67)	226,00
Financial and holding income/(loss)	(377,54)	(360,41)	(199,48)
Other income and expenditure	(79,45)	(70,74)	(30,06)
Ordinary net income/(loss)	(1.090,83)	(1.110,82)	(3,54)
Extraordinary income/(loss)	0,0	0,0	0,0
Subtotal	(1.090,83)	(1.110,82)	(3,54)
Income tax	99,78	116,71	(82,18)
Discontinued transactions	(22,36)	(22,36)	(218,34)
Third parties’ interest	(3,06)	-	-
Net income/(loss)	(1.016,47)	(1.016,47)	(304,06)

Regarding fiscal year ended December 31, 2012, Operational Income/Loss has significantly decreased, from AR$226 million income in 2011 to AR$679.63 billion loss in 2012. The main underlying factors for such decrease are: the 53% increase in operational expenses and the AR$435 million income posted in 2011 under the acquisition of Companies.

From an operational standpoint, it is worth noting the particular progress of certain line items:

▪	As explained below, energy purchases have increased by 4.04% as compared to the previous year.

▪	As explained below, energy losses have slightly increased compared to the level recorded in the previous year (13.26% in 2012 vs. 12.63% in 2011) according to TAM.

▪	Delinquency level expressed as days equal to invoicing increased from 7,67 days to 9,31 days (in September 2012).

Regarding financial results, they experienced a significant increase, from a loss of AR$199.48 billion during 2011 fiscal year to an AR$360.41 billion loss in the year under analysis. This variation is mainly explained by the exchange rate difference income/(loss) derived from assets and liabilities and increase in lost commercial interest.

Net loss recorded during the 2012 fiscal year was AR$1,016.47 billion, mainly influenced by an increase in transmission and distribution expenses, marketing and administrative expenses as a result of the cost increases recorded during the year under analysis.

MAIN ECONOMIC RATIOS

The following scheme reflects the Company main economic ratios as compared to the previous year and their estimation formula:

RATIOS		12.31.2012	12.31.2011
Liquidity	Current assets	0.61	1.07
	Current liabilities
Creditworthiness	Net worth	0.08	0.34
	Total liabilities
Long-term capital investments	Non-current assets	0.83	0.81
	Total assets
Ordinary profitability before taxes	Ordinary Profit/ (Loss) before taxes	(77.60)%	(0.20)%
	Net worth excluding fiscal year results

If the rate-related situation existing at the time of preparing this Annual Report continues, together with the increase in costs related to the actual rendering of the Utility Service under Concession, the Board of Directors believes that the economic and financial situation will continue worsening, and that it would be reasonable to expect a deterioration in economic and financial ratios for the future fiscal year.

ALLOCATION OF INCOME(LOSS) FOR THE YEAR

The Board of Directors proposes the Shareholders’ Ordinary General Meeting that 2012 fiscal year loss be absorbed by Unappropriated Retained Earnings.

Item	Amount in AR$ million
2012 fiscal year loss	(1,016.47)
Unappropriated Retained Earnings for 2012 fiscal year	(1,016.47)

The Board of Directors’ compensation shall be fixed by the Shareholders’ Ordinary General Meeting that approves this Annual Report and Financial Statements.

RATES

During 2012, the Economic Emergency and Monetary Regime Reform Act No. 25,561 (Ley de Emergencia Económica y Reforma del Régimen Monetario, Ley N° 25.561) enacted on January 6, 2002 continued in effect, rendering unenforceable any dollar-based adjustment covenants and the indexing provisions set forth in Edenor’s Concession Agreement.

In 2012, an approximate average of 290,000 customers continued to be exempted from the rate scheme enforced by ENRE Resolution No. 628/2008. These beneficiaries had to pay the rate schemes in force immediately before those mentioned above. i.e., those approved by ENRE Resolution No. 324/2008.

During 2012, Resolution SS.EE. No. 1301/2011 was applied to clients with no subsidies, who paid an average monomial price of AR$320/MWh.

Application of said Resolution did not change the effects on the Company´s Distribution Added Value (“DAV”).

On May 8, 2012, the Energy Secretariat by means of Resolution No. 2883/2012, and for the purposes of minimizing the effects of seasonal energy consumptions of all residential clients, directed the Company to apply an stabilization method of amounts to be invoiced.

This method is optionally applicable to those clients.

On May 22, 2012, Edenor filed a request for approval with ENRE regarding the application of MMC12 pursuant to Exhibit I of the Memorandum of Agreement, for the November 2011-April 2012 period, for a value of 8.529% that should have been applied since May 1, 2012.

In 2012, ENRE authorized Edenor to apply to clients with subsidies the same two rate schemes applied in June and July 2009, 2010 and 2011 as well as in August and September 2009, 2010 and 2011 to the same months in 2012. These schemes were in line with those applied under ENRE Resolution 433/2009, Exhibit I and IV. The application of these schemes was aimed at reducing the impact on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh due to the electrical energy consumption increase registered during winter time. Edenor continued breaking down the floating charges of all invoices, identifying amounts subsidized and not subsidized by the Argentine Government. On the other hand, these rate schemes led to the modification of the additional charges value to be applied by PUREE within the same enforcement period. Changes in rate schemes had no effect on the Company’s DAV.

As of October 1, 2012, the October 2008 rate scheme was applied once again as provided for in ENRE Resolution No. 628/2008. Variable cost of all invoices continues to the broken down in amounts subsidized and non-subsidized by the Argentine Government.

On November 21, 2012, Edenor filed a request for approval with ENRE regarding the application of MMC13 pursuant to Exhibit I of the Memorandum of Agreement, for the May 2012-October 2012 period, for a value of 7.316% that should have been applied since November 1, 2012.

On November 23, 2012, the Ente Regulador de Energía Eléctrica by means of Resolution No. 347/2012, under the provisions of section 4.2 of the Contractual Renegotiation Memorandum of Agreement timely executed with UNIREN, authorized the Company to apply a fixed amount different for each rate category, to be separately reflected in the users invoices, only except for those clients exempted to pay the rate scheme approved by ENRE Resolution No. 628/2008.

In that regard, it was requested to open a special account for the Company to deposit funds received, which will be exclusively used in infrastructure and maintenance works in its concession area and which will be administered by a Trust.

Amounts received by the Company will be considered in the credit and debit accounts resulting from the analysis made by ENRE at the time of the RTI.

In the schedule of such Resolution, the following amounts to be applied to users were listed:

Category	Consumption range	Charge	Mode
Rate 1- R1	Up to 300 kWh-every two months	$ 4	$/invoice
Rate 1- R2	301-650 kWh-two months	$ 10	$/invoice
	651-800 kWh- two months	$ 17	$/invoice
	801-900 kWh-two months	$ 22	$/invoice
	901-1000 kWh-two months	$ 28	$/invoice
	1001-1200 kWh-two months	$ 50	$/invoice
	1201-1400 kWh-two months	$ 75	$/invoice
	1401-2800 kWh-two months	$ 80	$/invoice
	More than 2800 kWh-two months	$ 150	$/invoice
Rate 1- G1	Up to 1600 kWh-two months	$ 45	$/invoice
Rate 1- G2	1601 - 4000 kWh-two months	$ 150	$/invoice
Rate 1- G3	More than 4000 kWh-two months	$ 300	$/invoice
Rate 2		22%	% on power charges
Rate 3 – BT		20%	% on power charges (P and FP)
Rate 3 – MT		37%	% on power charges (P and FP)
Rate 3 – AT		37%	% on power charges (P and FP)

Toll Service Rates
Rate 2		12.50%	% on power charges
Rate 3 – BT	Peak/ Off Peak Power	12.50%	% on power charges (P and FP)
Rate 3 – MT	Peak/ Off Peak Power	12.50%	% on power charges (P and FP)
Rate 3 – AT	Peak/ Off Peak Power	12.50%	% on power charges (P and FP)

Since the concession started, Edenor average rate was subject to the following cumulative variations:

Edenor rate CT 628/08 ($/mWh.)	September 1992	December 2012	Variation %
Nominal (without inflation)	86.63	144.31	67%
Real (with inflation)	381.93	144.31	-62%

Edenor Residential Rate Share in the International Market
Consumption 275 kWh/month

Edenor rates applicable at December 2012
Values include all taxes
U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$4.9173

Edenor Industrial Rate Share in the International Market
Consumption: 1095 MWh/month Maximum demand 2.5 MW in MV

Edenor rates applicable at December 2012
Values include taxes, except for VAT
U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$4.9173

Although Edenor has, on several occasions, requested the administrative authorities for the application of the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) and the start-up of the Comprehensive Rate Review process (proceso de Revisión Tarifaria Integral, RTI), both processes are delayed, then further delaying the restoration of economic and financial equation of the Concession Agreement. In the event those delays continue as regards the rate redefinition, plus the higher costs inherent to the economic circumstances of the utility service under concession, the Board of Directors believes that the situation would lead to expect negative cash flows and operation results as well as deterioration in financial ratios for the future fiscal year.

Notwithstanding the paragraph above, and though recovery of the economic equation of the Company basically depends on the possibility to obtain the rate increases contemplated in the Memorandum of Agreement, until then, coverage of operation expenses and compliance with the investment plan will depend on the actions the Company may implement to obtain the necessary financial resources.

Among other measures taken and in search for recognition of resources under the Memorandum of Agreement, the Company filed administrative resources before the Ente Nacional Regulador de la Electricidad, the Energy Secretariat and the Ministry of Federal Planning, Public Investment and Services with no favorable outcome as of the closing date hereof but still been analyzed and, on December 28, 2012, “amparo” proceedings with the National Administrative Courts against the Ente Nacional Regulador de la Electricidad claiming that pending MMC be granted and that the Comprehensive Rate Review Process be applied as provided for in the Memorandum of Agreement, with is pending as of the date hereof.

ENERGY PURCHASE

During 2012, energy purchase for Edenor’s own customers, including Large Users, reached 23,934 GWh, representing 4% increase in demand as compared to 2011. It should be noted a new rise in demand as opposed to the slight demand reduction recorded last year.

Since October, 2008, Energy Secretariat Resolution No. 1169/08 was in force, which set residential demand segmentation with differential prices as per demanded energy, granting larger subsidies for minor consumption. In 201, Energy Secretariat Resolution No. 155/12 was passed, partially staying again Energy Secretariat Resolution No. 1169/08, and applying to June and July, a 100% constant subsidy for all the energy demand not exceeding 10 kW as residential demand (higher consumption sector prices are matched with those of lower consumption). In August and September, a 70% subsidy was applied to each price included in each sector for all the same type of residential demand exceeding 1000 kWh/bim.

As from the passing of Res. SE No. 1301/11 and supplementary notes, the gradual reduction of subsidies granted by the Argentine Government to most of the segments of Market Prices paid by the demand as from December 2011 was resolved.

SE Res. 2016/12 approved the Seasonal Scheduling for the November/May 12/13 period and modified all provisions related to the application of energy and power prices to distribution companies purchasing at a seasonal prices, setting aside the structuring of energy prices based on the different segments of demand, power charges and the consideration of a differentiated price increased by losses in excess of those recognized in the relevant Concession Agreement, and replacing it with a single monomial price system providing for the breakdown based on price and losses categories in effect in October 2012.

Edenor purchased all the energy at the seasonal market at an average annual price of 65.76 AR$/MWh. The following graphic shows the average purchase price variation for Distribution Companies since 2001:

SEASONAL MARKET PRICE
[AR$/MWh]

Market Price Growth [%]

ENERGY LOSSES

As regards the energy recovery reduced plan proposed for 2012, the few actions planned for Rate 1 and Rate 3 were carried out in four areas, though not all the actions scheduled for Rate 2 were materialized.

The Floating Annual Rate (Tasa Anual Móvil , TAM) of total losses (technical and non-technical) in 2012 reached 13.26%, 0.63 percentage points above that of 2011 (12.63%).

In winter, several types of home-manufactured appliances used for heating and supplying hot water continued to be used in deprived homes with no access to the natural gas network. The massive and simultaneous use of such appliances during winter causes a greater energy demand to the network, particularly in areas such as Morón and Pilar, where new deprived homes are identified as well as the expansion of existing ones. Energy theft by these deprived homes was the most important factor in the increase of total losses. In second place, the reduced number of actions, conflicts with unions held over time and some problems caused by the change in the commercial system, adversely influenced the target sought.

The Company continued working closely with its legal advisors to criminally report the most significant fraud cases by non-deprived clients and to re-define new technological criteria to reduce the facilities vulnerability.

Regarding energy recovery, 1,600 clandestine customers and 3,800 inactive customers were standardized, representing a reduction of 3,000 standardized clients as compared to 2011. In addition, 95,000 R1 inspections were conducted with 46% effectiveness resulting in small dwellings being shielded and made suitable, and networks and connections being standardized.

Certain anti-fraud inspections were carried out in deprived neighborhoods and malls.

The following figure depicts the annual rate progress of energy losses since the beginning of Edenor’s management.

ENERGY LOSSES ANNUAL RATE (%)

DELINQUENCY MANAGEMENT

During 2012, the delinquency balance expressed in equivalent invoicing days increased from 7.67 days to 9.31 days (as of September 2012).

The delinquency balance was adversely affected by the preliminary injunction served on Edenor in January 2009 in legal action 15/2009 filed by Ombudsman. Such injunction prevents Edenor from taking delinquency-related actions based on the interruption of supply to those customers with a consumption exceeding 1,000 kWh on a bi-monthly basis and with a delinquency status for being reluctant to pay rate increases; considering that the new rate scheme had the greatest increase level on consumption exceeding 1,000 kWh, this injunction altered normal development of collections.

In addition, during the year, the municipal balance resulting from offsetting the invoicing of street lightning and agencies and the Fee recorded a noticeable increase. In September 2012, the amount totaled AR$12,3 billion. After tough negotiations, payment plans were agreed and this balance was finally collected in full by late 2012.

Another segment that also increased the balance is that of Large Clients and official Clients.

During the year under analysis, a comprehensive plan continued aimed at dealing with any rise in delinquency cases with alternative actions which did not interfere with the preliminary injunction imposed on Edenor.

Such actions included:

•	Special payment reminders to encourage delinquent customers to pay.

•	Customized telephone calls to negotiate and encourage delinquent customers to pay.

•	Specific electric actions.

•	Rate re-categorizations resulting from in situ Inquiries.

•	Payment recovery actions in the case of accounts with significant overdue balances, by means of legal actions.

As a result of this plan, collections of overdue accounts involved in all the processes and actions described above amounted to AR$2.2 billion and payment plans for AR$2,01 billion were signed.

Balance (in million of AR$)

Balance as of October 2012: AR$106,81 billion

Collections from inactive accounts (belonging to customers whose electric supply was disconnected by removing their gauge) have reached an aggregate amount of AR$2,13 billion.

TECHNICAL MANAGEMENT

Within the period, the following technical operative actions were primarily taken.

2012 TECHNICAL ACTIONS

Acts	Concept			Amounts
MT-BT Preventive Maintenance	Reviews	Eye reviews	Platforms (u)	15,239
			Conductors and posts (km)	38,480
			Eye review corner box, mailbox/wall-like cabinet, connection wires (u)	20,637
		Thermo graphics	Conductors (km)	623
			Terminals, Platforms and Chambers (u)	4,094
	Adjustments	Posts, Protection/handling elements (u)		24,091
		Changes in conductors (mt.)		46,097
		Tree pruning (u)		141,994
MT-BT Remedial Maintenance	Claims in air and underground network (u)			449,125
	Changes in posts (u)			30,941
	Connections and repair of terminals in underground networks (u)			9,485
	Change in protection and handling equipment in chambers and platforms (u)			6,579
	Tree pruning (u)			6,036
	Change in transformers (u)			894
Energy Recovery	Inspections T1, T2 and T3 (u)			130,626
Investments	Projects (u)			7,455

This year was characterized by different adverse weather phenomena causing sizeable damages to the Medium Voltage and High Voltage Distribution networks resulting in the launching of the Emergency Operating Plan in those occasions, leading to the effective standardization of the service.

Technician training and recycling courses continued so as to enhance workforce and quality in operation and maintenance of the network.

♦	Audits for certification were successfully passed, to wit:

•	Emergency Operating Plan (Plan Operativo de Emergencia, NG3-POE);

•	Public Security System (ENRE Resolution No. 311/01)

•	Comprehensive Management System (Sistema de Gestión Integrado) (Quality, Safety and Environment)

♦	In the High Voltage area, improvements were made in the development of planning and maintenance tasks, among which the following stand out:

•
Operation staff members specialized in maintenance of medium voltage premises following Voltage Tasks techniques were incorporated as well as the equipment necessary to have: 10 Contact teams, 2 Distance teams, 3 Camera teams and 2 Reviewers teams.

•
Procedures were adjusted and stages were completed, all necessary for the Accreditation of the Dielectric Test Lab for Protection Elements used in Voltage Tasks with the Argentine Accreditation Agency (Organismo Argentino de Acreditación, OAA) so as to complete such accreditation and make sale of services possible.

•
The project launched in 2010 under an agreement with Universidad Tecnológica Nacional in Pacheco for Research and Development to measure hydraulic location of leaks in OF wires was completed. This project met the goals after developing a measurement method and the equipment necessary to locate leaks. Out of a total of 26 measurement conducted with the equipment developed, in 46% of cases, measurement delivered acceptable values of location. Such experience allowed for: defining limitations of the method applied (volumes inferior to 150 liters/month, double or multiples leaks, increased thermal flow), assessing economic benefits of this method compared to the conventional method (freezing) and teaching and training of professionals to continue with the developments and with improvements.

•
Also, under the agreement with the Universidad Tecnológica Nacional de Pacheco for Research and Development, the project for the analysis of measurement techniques for early screening of failures in electric isolators and diagnosis of the condition of the isolation in transformers and equipment of high voltage. To that end, partial discharges with TRANSENER staff and equipment and the University staff were made, and the purchase of a measurement equipment for partial discharges started for Edenor.

•
A 220kV underground electroduct was put into operation, linking Substations Costanera and Malaver and the 220 kV plot (with double bar system) and the new 300 MVA transformer and 220/132kV in Substation Malaver, thus completing the work started in 2011 of 220 kV closure between P. Nuevo – Malaver – Costanera (54 and 60 wires). This work enables the discharge of energy generated at power stations located in the City of Buenos Aires, thus improving the operating possibilities in 132 kV subsystems.

•
Installed power in 132/13.2 transformation was increased with the start-up of the new Substation Tecnópolis, and the energy availability was enlarged through the laying in Substastion Rotonda of the medium voltage wires connecting that Substation with the energy generation in power stations San Miguel and San Martín.

•	Technology refurbishing continued by replacing 220, 132 and 13.2 kV, circuit breakers with air compressed and reduced oil volume technology in SF6 or with vacuum.

•
Automatic notice mode was created, by means of e-mails from SCADA of the Control Center, of: forced affectation cases, alarms of “protection failures” of medium voltage equipment and alarm of “open battery”. These notices, received by the members of the Head Office with decision-making power on related issues, allow for actions to be taken faster and in a more coordinated manner upon such cases and to mitigate risks of related failures.

•
132/13.2 kV transformers bushings were precautionary replaced, which were part of the batch with discharges in TR1 transformers of Rotonda and TR1 of La Reja during late 2011 and early 2012. Also, a special maintenance plan applied to MR regulators installed in 80 MVA transformers, which were part of a batch with failures (TR1 and TR2 of Substation Casanova and TR1 of Substation Castelar).

•
As regards training, the first module was prepared (together with Training staff) of the course on “Substations Operation”. This module, which was provided to Operation Supervisors in 2012 and which will be extended to Heads and members of the Operation teams, is aimed at: expanding knowledge on equipments of substations, their construction types, technologies used in equipment making them up and testing methods of such equipment (for their commissioning and after their maintenance).

•	In the Control Center area:

•	The operation capacity of the low voltage control center continued to be expanded.

•	Operation and handling equipment of the Medium Voltage distribution network continued to be adjusted, from old-dated technology, for their telecontrol.

•	The telemonitoring plan of voltage short-circuit indicators in the medium voltage network was deepened, exceeding 1000 points.

•
In 2012, protocolorization tests of signs, measurements and controls in the telecontrol equipment in Substations finished. This innovation is aimed at removing a significant part of the wire lying interconnecting the Remote Terminal Unit with the Substation. This technology, once being applied, will lead to the reduction in work costs and times in new Substations. In addition, maintenance is improved thanks to the removal of any failure points.

•	In Operation areas:

MORON

•
4 new Medium Voltage outlets were added in different new Substations to improve the service quality in critical areas and loads were rearranged in other 12 feeders, among them, it is worth noting the second 33 kV link of the Centro de Rebaje “Oro Verde”.

•
91 new Conversion Centers were added, increasing installed power by 25320 kVA to 63 Centers for troubleshooting of Service Quality and Product Quality. Power installed in existing 275 Conversion Centers was increased, representing a 29890 kVA increase. In addition, 32 km of Low Voltage network in poor condition or of improper section were renewed for troubleshooting of Service Quality and Product Quality and 224 new outlets were performed to solve saturation-related problems, further contributing to reduce energy technical losses

•
Supply requests were received from new clients: Plastar S.A. for 3000 kW, Hospital de Laferrere 2600 kW, Agroindustrias Baires 1905 kW, AySA Soutwest Plant Stage II 1900 kW, Hospital Morón 1350 kW, Hospital de Rafael Castillo 1200 kW, Hospital Materno Infantil de Laferrere 1100 kW, Lady Stork 900 kW, Energy Group SA 800 kW, M.A. De Marzio 470 kW, Red Celeste y Blanca 400 kW, C.G.R 400 kW and Clínica Privada Provincial de Merlo 258 kW.

•
Clients: IECSA (tunneling work for railway line Sarmiento) with 9440 kW, Siderar 2500 kW, Kronen Internacional 1400 kW, Cervecería Quilmes 1200 kW, Cabaña Argentina 900 kW, Franvitex 800 kW and Productos Trío 410 kW, were connected to the network.

•
New networks continued to be developed for neighborhoods under the Federal Housing Plan (Plan Federal de Viviendas) located in the districts of Merlo, Morón, Marcos Paz, Las Heras and La Matanza. Works for the energization were carried out in the following neighbors: “La Bastilla” in La Matanza with 450 dwellings, “El Zorzal” in Marcos Paz with 274 dwellings, “Parque San Martín” in Merlo with 190 dwellings and B° 48 dwellings in Las Heras.

•
Together with the company CyCSA, permits were obtained and optic fiber cables were laid on low voltage posts in the Municipalities of Morón and Hurlingham and negotiations continued in Municipalities of Merlo, La Matanza and Ituzaingó. In this manner, handling elements will be telemonitored and CyCSA will also be able to negotiate the remaining fiber capacity.

•	Structuring and improvement of electric networks works were started to be performed in the Municipalities of Ituzaingó and Morón, and studies continued in the Municipalities of Merlo, and La Matanza.

NORTE

•	76 new Conversion Centers with a 72 MVA voltage, 4 medium voltage and 174 low voltage feeders were put into service to satisfy the increased demand and growth and to improve service quality

•	65 km Medium Voltage wire, 71 km Low Voltage underground wire, and 15 km Low Voltage Air Line were installed for the purposes of satisfying the increased demand and improving service quality

•	66 BT Areas, 1200 Outlet Boxes were adjusted and upgraded and 50 handling and leveling protection boxes were replaced by Mailbox-type boxes, to improve the Service Quality and Public Safety

•
In compliance with the Safety Plan in Public Thoroughfare, 138 fireguard equipment were installed in CCTT found inside buildings to physically isolate both rooms in the event of fire. Also, 17,429 measurement appliances covers and 355 locks were adjusted in Conversion Centers.

•	5,303 Low Voltage posts were replaced in the Municipalities of 3 de Febrero and San Martin.

•	82 Short-circuit indicators were installed in medium voltage network.

OLIVOS

•
New Conversion Centers and new networks started to be built to feed the squatter settlements and poor neighborhoods in the districts of Tigre, San Fernando and Escobar, some of which are covered by the Squatter Settlements Eradication Plan (Plan de Erradicación de Villas de Emergencia) promoted by the Government of the Province of Buenos Aires through various municipalities

•	97 new Conversion Centers have been assembled and installed throughout Olivos.

•
Connection works of clients as Complejo El Canton, Jhonson, Chateau de Nordelta, Home del Palmar, Posadas Nordelta, Oficinas Noroc, Civis Tortugas, Loginter, Sinergium Biotech, Rivera Desarrollos (torre La Nación ), Palmas de la Bahía, Praderas de Santa Bárbara, Club Social Beccar, Aysa Dique Lujan, Vientos del Delta, AWWA and Coto were carried out and completed

•
Installations continued to be re-located as a consequence of civil works performed in the second tranche of the re-paving and renewal of Route No. 27 in Tigre and completion of Route No. 202 in San Fernando.

•	4 new Medium Voltage feeders were built and commissioned in the cities of Benavidez, Pacheco and San Fernando.

•	The new Substation Tecnópolis was put into service, and the work completion is pending.

•	The Escobar Distribution Center was repowered and more than 6 km of new line in double three foil formation and medium voltage were built in 33 kV as additional feeding.

•	3.5 km Low Voltage Air Line were renewed for feeding Harás Santa Maria in the district of Escobar.

PILAR

•
1 new Medium Voltage feeder was added in Substation Paso de Rey to be used for discharges of SE LA Reja, another feeder was added in Substation Ford to improve the service quality in a critical area called El Triángulo (industrial area delimited by Ruta Panamericana in its entries to Pilar and Escobar) in the district of Tortuguitas. In addition, Medium Voltage closures were made between feeders in Substations Nogues, Catonas and Malvinas.

•
Some of the most important customers are Racsa with a 1.4 MW power, Hempel 1,3 MW, Gador 1,2 MW, Complejo Palmas de Pilar 1,7 MW, Binbaires 1,3 MW and Axis Logística. Also, private residential areas San Sebastian and Pilará with 15MW power expected for 2020 and 7MW power for 2015, respectively.

•	49 Medium/Low Voltage Conversion Centers were built and other 141 Conversion Centers were expanded

•	Installed power in Medium/Low Voltage transformers has increased by 31.02MVA (6.92MVA new and 24.10 increases).

•	9.7 Km of overhead network and 4.5 Km of underground network were laid, both of Medium Voltage.

•	50.8 km of overhead network and 5.8 km of underground network were laid, both of Low Voltage

•	A new neighborhood under the Federal Housing Plan was connected, in J. C. Paz (690 houses).

•	In 2012, 9,029 Low Voltage posts and 776 Medium Voltage posts were changed

•	1,275 clandestinely connected customers with poor feeding were regularized

•
It is worth mentioning that adjustment are being carried out in the areas of General Rodriguez, Moreno, Paso del Rey, Catonas and La Reja, which were devastated by a tornado on 04/04/12, the worst one in the last 50 years.

SERVICE QUALITY

Continuity indicators series for High Voltage (Alta Tensión, “AT”) and Medium Voltage (Media Tensión, “MT”) levels, Medium Interruption Frequency with installed kVA (Frecuencia Media de Interrupción por kVA instalado, “FMIK”) and Total Interruption Time with kVA (Tiempo Total de Interrupción por kVA, “TTIK”) for the last 5 years are the following:

FMIK (Times)	2008	2009	2010	2011	2012 (*)
External AT	0.17	0.00	0.02	0.01	0.02
Own AT	0.52	0.05	0.30	0.28	0.44
Own MT	3.41	4.36	4.79	4.44	5.86
Total Own Network	3.92	4.41	5.09	4.72	6.29
Observed by Customer	4.10	4.42	5.12	4.73	6.31
TTIK (Hours)	2008	2009	2010	2011	2012 (*)
External AT	0.25	0.00	0.06	0.02	0.09
Own AT	0.58	0.01	0.18	0.14	0.39
Own MT	7.48	8.78	10.36	11.55	17.05
Total Own Network	8.06	8.79	10.54	11.69	17.44
Observed by Customer	8.31	8.79	10.62	11.71	17.53
(*) 2012 estimated

These indicators represent the average number of outages and downtime for each kVA of the transformers with Medium/Low Voltage and the contracted powers of Medium/High Voltage customers, i.e., the sole performance of Medium and High Voltage networks,

Together with the continuity indicators FMIK and TTIK, the international indicators System Average Interruption Duration Index (“SAIDI”) and System Average Interruption Frequency Index (“SAIFI”) are also reported, as recommended by IEEE 1366,

These indicators include the component of Low Voltage network and are analogous to FMIK and TTIK; however, the estimation base is currently the number of customers instead of kVA with Medium/Low Voltage.

They offer the advantage of enabling a global network vision, but at the same time the importance of the affected facilities weighting is lost, as a residential customer with Low Voltage has the same indicator weight as a large customer with High Voltage, Continuity indicators, SAIDI and SAIFI series for the last 5 years were the following:

SAIFI (Times)	2008	2009	2010	2011	2012 (*)
External AT	0.14	0.00	0.01	0.01	0.01
Own AT	0.53	0.05	0.25	0.26	0.42
Own MT	3.82	4.44	4.81	4.29	5.66
Own BT	1.21	1.18	1.34	1.01	1.04
Total Own Network	5.57	5.66	6.40	5.56	7.12
Observed by Customer	5.71	5.66	6.41	5.57	7.13

SAIDI (Hours)	2008	2009	2010	2011	2012 (*)
External AT	0.09	0.00	0.03	0.01	0.03
Own AT	0.59	0.03	0.14	0.14	0.39
Own MT	8.19	8.54	9.80	11.01	16.24
Own BT	4.74	4.47	7.10	8.54	10.21
Total Own Network	13.52	13.04	17.04	19.97	26.85
Observed by Customer	13.61	13.04	17.07	19.98	26.88
(*) 2012 estimated

2012 was characterized by significant weather impacts on the Concession Area, to wit, constant high temperatures and powerful storms with rainfalls exceeding historical marks due to their concentration and frequency causing floods that, in many cases apart from their direct effects on premises, caused service interruptions for public thoroughfare safety reasons. In addition, on April 4, 2012, a one-of-the-kind phenomenon took place, of tornado-type with howling winds that, as per the technical report prepared by a widely known specialized company, in some cases were beyond 200 km/hour, in an area ranging from the district of Gral. Rodriguez to Marcos Paz, in West-East direction. Major affected districts were Ituzaingó, Morón, La Matanza, Merlo and Moreno, among others. Around 5 500 CT MT/BT connections were interrupted, and in addition to the direct damages on wirings, home buildings, trees and street signs were largely destructed, adversely affecting networks with elements swept away by the winds.

These weather disasters are noticeably repeated and, on December 10, 2012, other similar tornado virtually destroyed wirings feeding the second and third section of islands, in a largely tree-covered area, requiring total re-building of sets of ten of kilometers of medium voltage and low voltage networks, apart from the relevant Conversion Centers.

The demand maximum historic value for Edenor was registered on 06/06/12 with 452.7 MW, but the maximum energy delivery to the network was dated 07/11/12 with 88,7 GWh.

PRODUCT QUALITY

When it comes to voltage and disruptions control campaigns as requested by ENRE Resolution 184/00, the required number of measurements were made during 2012, as well as the calibration and certification of the recording equipment park.

In accordance with the updating and replacement policy of disruptions control equipment, in 2012 one new Harmonic control equipment (nationally manufactured) was purchased. During 2013, according to the replacement policy, recording equipment to control disruptions will continued to be purchased, to replace the oldest ones, as the latter are manufactured abroad and their models import will then be interrupted and purchase of spare parts will be difficult. Electrical parameters controlled by network disruptions recording equipment are being reviewed, emphasizing the early detection of potential diversions.

In such network points where punishable deviations were recorded in relation to the quality of the delivered technical product, systematic reports are issued to optimize investment focused on enhancing the quality of the product delivered.

Regarding customers’ claims measurements, ENRE now requires all measurements to last 7 days, instead of the former 3-day measurements, reducing service terms due to the implementation of an online communication system. To comply with those ENRE requirements, a new internal follow-up system was developed and it was further agreed with the independent contractor in charge of the measurement campaigns of Product Quality to add 70 single-phase pieces of equipment for voltage control and 5 three-phase pieces of equipment, all nationally-manufactured, to replace out-of-service equipment and to meet the new requirements.

BUSINESS MANAGEMENT

Energy demand had a 3.3% year-over-year increase in 2012.

Performance of residential demand was critical in this upward trend, both due to its year-over-year increase (6.4%) and to its high share in the demand total volume (around 41.8%).

Large demands, with a share similar to that of residential demands (36.6%) recorded the same levels than in 2011, with no year-over-year upturn.

Increase/decrease in demand of the main activities of large demands was as follows:

Activity	Demand %
Basic services (Electricity, natural gas and water).	-6%
Food, beverage and tobacco products	+0.2%
Non-metallic mineral products	-5.9%
Metallic products, equipment and machinery	-3.4%
Trade	-3.1%
Community, social and personal services	+12.5%
Transport, storage and communications	-1.6%
Chemicals	-0.4%
Paper and paper-derived products	+0.4%
Basic metallic industries	-11.1%
Wood and wood products	+0.5%
Textile products	-5.1%

Small demands for general use up to 10 kW (T1G) recorded a 5.5% upward trend. This segment has a relatively low share in total demand (8.1%), therefore its contribution to the increase of such segment is noticeably lower than that of large and residential customers.

Medium demands between 10 kW and 50 kW (T2) reflected a 1% rise. This segment also has a share in total demand equal to that of small demands (8.3%), representing an 2.5% contribution to the total demand flow.

In 2012, emergency squatter settlements, with an aggregate demand share of 2%, recorded a growth rate of 6.3%. Energy volume distributed in Edenor’s area, including energy sales and tolls, was 20,760 GWh, while energy purchases to supply such demand totaled 23,933 GWh, representing a 4.04% increase as compared to the previous year.

During 2012, 33,952 (as of September) new customers were connected, representing a contracted power increase of 222.1 MW. This power was distributed according to the following chart:

Rate	Customers	Power (MW)

T1 Small demands	33,565	157.3

T2 Medium demands	289	7.3

T3 Large demands	98	57.5

Total (as of September)	33,952	222.1

Text messages (“SMS”) used to make questions and technical claims continued as an important contact channel used by clients. It represented 6.5% of all calls received by the Customer Care Center and is mostly used during weather contingencies to submit technical claims for lack of supply.

As for the last 20 years, Edenor conducted the study on Overall Satisfaction. In 2012, consolidated customer satisfaction was of 80.3% (T1R) with the electric energy service ranking second with respect to other utility services. It should be noted that despite context-related problems and tough it is slightly inferior to that of 2011, Satisfaction ranks at very acceptable levels.

Though by late 2011, the Argentine Government resolved to gradually remove subsidies on consumption, as from December 1, the process was extended to May, reaching 216,500 clients. As the client had the possibility to request the Ministry of Planning not to remove the subsidy by an affidavit provided certain requirements are complied with, 28,500 Clients have the subsidy back until such Ministry’s ruling whether the background information filed by those clients are covered under the pre-agreed grounds for non-removal. Though no more clients were affected, there is a possibility for this process to be re-activated.

On November 1, 2012, a new business World Class (CC&B) system was applied to T1/2 clients (up to 50 kW power) which allows for the faster finding of information, improvement of operative efficiency and, consequently, the client service quality. The system is being implemented and it is expected to be in full operation in the near future.

LARGE CUSTOMERS

As mentioned above, in 2012, large demand recorded a 0.5% growth. This outcome derives from an increase in Rate 3 (Tarifa 3, T3) demand of energy of -2.6% and an increase in toll demand of energy of 3.1%. During 2012, 108 T3 customers and 24 large users were connected to service. Delinquency was equal to 7.04 days of invoicing (results as of 10/31/2012). Pursuant to the Energy Secretariat Resolution 1281/06, Edenor continued contracting power and base and plus energy supply on behalf of seventeen new customers and renewed supply agreements with other forty seven customers.

During 2012, services were sold to Large Customers for an amount of AR$ 5,530,000 in the following line items:

•	Projects and works: AR$ 3,000,000

•	Maintenance: AR$ 370,000

•	Counseling and other: AR$ 2,160,000

According to measurements conducted, Large Customers satisfaction was sensitively reduced from a positive result of 78.8% in 2011 to 67% in 2012.

The following chart shows the progress of Edenor’s open market with respect to large users and marketed energy volume:

	Guma		Gume and Gupas
	No. Clients	GWh	No. Clients	GWh	Share in energy sales
1995	72	681	118	150	8.5%
1996	87	1366	204	536	18.0%
1997	109	1749	312	708	21.4%
1998	124	2072	563	953	24.7%
1999	124	2082	575	1160	25.0%
2000	121	2118	516	1153	24.0%
2001	114	2009	650	1131	22.9%
2002	79	1552	627	1022	19.8%
2003	71	1440	232	909	17.0%
2004	71	1459	313	641	14.3%
2005	80	1707	624	1268	19.0%
2006	81	1887	426	1315	19.3%
2007	93	1964	477	1147	17.4%
2008	98	2334	526	1360	20.0%
2009	100	2262	534	1361	19.9%
2010	100	2459	541	1432	20.2%
2011	100	2536	580	1620	20.7%
2012	101	2561	603	1713	20.7%

CHAPTER 3. IT

IT

During 2012, the implementation of the IT and Telecommunication Plan continued.

IT

•
In November, the second phase of the new commercial system CC&B (CustomerCare&Billing) was finally implemented, under a license purchased from Oracle, covering commercial management of Small and Mid-sized demands, adding 2.7 billion of customer to the system, which was already in operation since 2011 for Large Customers.

•
This is a milestone for Edenor as it has a state-of-the-art system replacing any out-dated technology with over 15 years. The project provides for the implementation of a meter administration module of all clients through SAP, replacing former Sadme system.

•
In August, a new reading system was implemented, covering management of reading conveyed from CC&B to a portal to which Contractors have access, as well as loading and conveyance of data from the new portable terminals used by the readers in field

•
In December, the total replacement of the park comprising 2,200 desktop computers and notebooks was completed, according to the services mode under an agreement executed with Dell. The project also included the installation of new version of applications compatible with Windows 7 and Office 2010, redefinition of security policies and preparation of every piece of equipment removed for donation purposes

•
In November, the renewal of the data network of Edificio Guzmán (header of North area) was completed, a project providing for re-installation of 300 posts, replacement of switches, racks, wiring and installation of safe energy

•	During June, Edenor’s new Intranet was implemented, using Sharepoint by Microsoft. The project also included building of several collaborative spaces for different areas of the Company

•	In July, SAP was implemented in subsidiary EDEN, installing a model similar to that of EDENOR with all features

•	The module PM of SAP was implemented for the Management of vehicular fleet and maintenance of buildings

•
As regards Nexus system, many activities were carried out intended for the better provision, stability and performance of this application. A feature for re-inference of claims was deployed, a new service monitoring module and upgrades in the processes of Quality Assurance

•
The project for the Classification of Assets was completed together with the Control Management, covering Edenor’s core systems. During this project, the risk map was finely analyzed in terms of availability, integrity and confidentiality of the information

•	As regards Information Security:
o	A product was purchased for administering critical users passwords
o	A new antivirus software was installed in Windows licenses, reducing the licensing cost
o	Penetration tests were made to evaluate internal security of installations

Telecommunications

•
During the year, connectivity and start-up of 450 Km of optic fiber were implemented on low voltage posts, thus providing connectivity to Substations, Corporate Buildings and Commercial Offices. This project was divided into 3 Implementation Stages and covered 50 sites of Edenor with a connectivity of 49 links to 100 Mbps of broadband with capacity to enlarge its capacity up to 1 Gbps/10 Gbps.

To provide such connectivity, 50 Optical equipment were used, deploying a cutting edge network (Carrier Ethernet). This network was deployed in the districts of Vicente López, 3 de Febrero, Morón, Matanza, Hurlingham, Ituzaingó, Escobar, Pilar, Rodriguez, Moreno, JC.Paz, San Miguel and San Martín.

This allowed for an improved availability of Telecommunication networks and enlarged Transport capacity so as to support all current and future applications with an enhanced service quality

•
18 new Trame Nodes were purchased to upgrade the Telecontrol network and to provide Ethernet/TCP connectivity to all new substations and to remote ones under the IEC 60870-5-104 protocol. All this allows for an improved SCADA connectivity and to support the technological development of new Telecontrol remote stations. In addition, more flexible and safer access to SACME was provided with a new backup center and the implementation with a new SCADA by them

•
The start-up of the new cutting edge IVR platform was carried out (GVP by Genesys) with capacity for 120 customer service ports, integrating our Technical system (Nexus) and the new Business system (CC&B) for clients prompt interaction upon any Technical or Business requirements

•
For the purposes of adjusting Substations installations to the new connectivity technologies, in compliance with international standards as IEC 61.850 – 3 , several pieces of equipment were installed in line with those standards in substations Rodriguez, Morón, Matanza, Colegiales, Edison and Pilar. This network will provide connectivity to Protection and Telecontrol equipment

•	Migration and adjustment of remote stations of the Telesupervision system of OF Cables with security systems of Access Control and improvements to the Management system

•	Provisions of 1000 SIMs to the Telemeasurement system of Medium Voltage Network reporting to the SCADA System was arranged

•	In 2012, the following works were carried out in Substations:
o	Installation and start-up of all Telecommunication systems to generators San Miguel, Pilar and San Martin
o	Installation and start-up of all Telecommunication systems in Substation Tecnópolis
o	Provision, installation, reception and start-up of the Access Control System and Video Surveillance to substations Sevel, Melo, Morón and Edif. Austria

•	As regards improvement initiatives, many actions were deployed in Telecommunications:
o
A Communication pilot was mounted on RF technology for the purpose of providing communications to Telecontrol systems on Transformer Centers (Centros de Transformación, CT). Accordingly, 3 CT were planned to be connected through Optic Fiber already deployed in the district of V.Lopez

CHAPTER 4: RELATED PARTIES

DESCRIPTION OF THE ECONOMIC GROUP

Edenor is a company under Pampa Energía S.A.’s control, the largest integrated energy company in Argentina. Pampa Energía S.A. is a publicly-held utility company listed at the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA: PAMP) and at the New York Stock Exchange (NYSE: PAM). Its executive officers have outstanding track record and experience in energy investments in Argentina since 2005.

Through its subsidiaries, Pampa Energía S.A. participates in the generation, transport and distribution of electricity:

In generation, it has:

•	Nihuiles Hydroelectric Power Station
•	Diamante Hydroelectric Power Station
•	Güemes Steam Power Station
•	Piedra Buena Steam Power Station
•	Loma de la Lata Steam Power Station
•	Central Térmica Piquirenda

In transmission, it has:

•	Transener
•	Transba

In distribution, in has:

•	Edenor
•	Eden
•	Edelar

Pampa Group Organization Chart

MOST SIGNIFICANT OPERATIONS WITH RELATED PARTIES

Financial Services Agreement with EASA

On April 4, 2006, the Company signed a Financial Services Agreement with Electricidad Argentina S.A. (EASA), under which EASA shall render advisory services, as well as services related to the potential development of new business lines consistent with the corporate purposes of the Company. Services to be developed by EASA include assistance and advice regarding the financial return; group of financial generation and decision making process of the Company; commitment by financial advisory companies and development of new financial products; restructuring of the Company’s commercial and financial debt and the feasibility, profitability and implementation of new businesses, derivative hedging and strategies; relation with local and foreign financial entities; financial aspects of the process of rate renegotiation; and concession contract and annual budget of the Company.

The agreement shall be in force for five years as from September 2005, and each of the parties may terminate it at any time without any cause with notice given at least 60 days in advance. The consideration to be received by EASA is of US$2 million per year, plus VAT.

In April 2008, the Company’s Board of Directors approved an amendment to the agreement executed with EASA, by means of which the amount to be paid by the Company as consideration for the services rendered by EASA was increased to US$2.5 million, plus VAT, payable retroactively from January 1, 2008.

Moreover, on August 26, 2010, a new amendment to the originally-executed Agreement was signed, extending the term of the agreement by five years as from September 19, 2010. Said amendment was approved by the Company’s Board of Directors at the meeting held on August 31, 2010.

AGREEMENT WITH COMUNICACIONES Y CONSUMOS S.A.

On March 16, 2007, the Company executed an agreement with Comunicaciones y Consumos S.A. (CYCSA), according to which it granted CYCSA the exclusive right to render telecommunication services to the Company’s customers through the use of its web site, in accordance with Decree 764/2000 of the Argentine Executive Branch, which contemplates the integration of voice communication services, the transmission of information and images through the existing infrastructure of energy distribution companies like the Company. Under the provisions of this agreement, CYCSA shall be responsible for all expenses related to the maintenance and adjustment of the Company’s web site to be used in the rendering of its telecommunication services. The agreement shall be valid for a term of ten years from the date the license for the rendering of CYCSA telecommunication services is approved. The agreement also contemplates its automatic renewal at the expiration of each term for subsequent 5-year periods, unless any of the parties notifies otherwise with at least 120 days prior to the expiration of the relevant period. Pursuant to the agreement, CYCSA shall make periodic requests to access the Company’s web site, which the Company shall evaluate and authorize depending on the capacity available in its web site. In exchange for the use of its web site, CYCSA shall give the Company 2% of its annual charges to the customers, before taxes, as well as 10% of income obtained from the rendering of its services. Also, CYCSA shall indemnify the Company against any liability arising out of the rendering of its services through its web site. The contract was executed subject to the condition that CYCSA had to obtain the telecommunication license in a term of 180 days from its execution, which were provided to be subject to extension. In this respect, on November 7, 2007 and May 7, 2008, the Board of Directors authorized such term extensions to obtain the license referred to, which was eventually granted by Resolution 179/2008 of the Argentine Communications Secretary.

Furthermore, on October 27, 2008 the first exhibit to the contract of Granting of Permission for the Use of the Energy Distribution Web was executed, by means of which the Company granted CYCSA the right to use posts and airline towers of high, medium and low voltage and ducts and/or triple ducts that accompany the pipes of high, medium and low voltage for the installation of optical fiber belonging to CYCSA, subject to the condition that said optical fiber does not affect the normal rendering of the Public Service. Also, such exhibit grants the Company the right to use part of the capacity of the optical fiber to be installed. It is worth noting that the Company’s Board of Directors resolved to approve the above mentioned exhibit in its meeting held on November 5, 2008.

Likewise, in November, 2008 the second exhibit to the contract was executed, extending the term of validity from ten to twenty years, counted as from its effective date. In this respect, the Company’s Board of Directors approved the above mentioned exhibit on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company executed an agreement with Préstamos y Servicios S.A. (“PYSSA”), a financial services company, under which it agreed to grant PYSSA the exclusive right to render its direct and marketing services through the use of its facilities and mail services. As part of this agreement, the Company agreed to establish special modules in some of their offices through which PYSSA shall offer its financial services and lending services to the Company’s customers. Furthermore, the Company agreed to include marketing material for PYSSA in the mail sent to its customers, including bills. The agreement shall be valid for five years and its validity shall be automatically renewed by subsequent periods of five years, subject to the right of the Company and of PYSSA to terminate the agreement by means of a notice given at least 120 days prior to the expiration of the relevant period. Under the provisions of the agreement, PYSSA shall pay the Company the 2% of its monthly charges to the customers, before taxes, as well as 10% of income obtained from its services Also, PYSSA has agreed to indemnify the Company against any liability arising out of the rendering of its services. The agreement provided that its validity was subject to the authorization of the ENRE, which rendered a favorable decision by means of its Resolution No. 381/2007.

The activities linked to the mentioned contract are temporarily suspended in the Company’s offices.

CHAPTER 5 CORPORATE SOCIAL RESPONSIBILITY

INDUSTRIAL SAFETY

Certification of Management under OHSAS Rule 18,001

The management of Industrial Safety is conducted as part of the Integrated Management system, and in what is specifically related to Security, the system is certified under OHSAS Rule 18,001 since 2005.

In December 2012, the Company received the annual Audit by the Argentine Institute of Standardization and Certification (Instituto Argentino de Normalización y Certificación, IRAM) with satisfactory results, thus continuing with the Certification

Safety and Occupational Health and Public Security Management Program

The 2011 scheme for identification of Dangers and Risk Evaluation, inspection of works and building and accident ratios laid the basis to define the objectives and goals for 2012, which were included in the Integrated Management Program. The following objectives stood out among others:

•	Reduction by 5 % of accident frequency ratio for own staff

•	Reduction by 10% of accident frequency ratio for contractors staff

•	Reduction by 5 % of the accident severity ratio for own staff

•	Reduction by 10% of accident frequency ratio for own staff

•	Reduction of the number of deviations related to the use of PPE and ESC with respect to the 2011 goal

•	Continued implementation of IRAM No. 3625 standard on working in confined spaces

•	Carry out the Certification of IRAM No. 3926 standard on Safety of Lifting Equipment in Hydro-lifts

•	Achieve Automatic Protection of Firefighting in Substation Colegiales and Substation Melo

•	Installation of Automatic Systems of Fire Detection in Commercial Offices

•	Adjustment of conditions in Edenor’s premises to the Customers’ expectations

•	Incorporation of new Safety technologies and procedures

Qualifying training for employees

Throughout the year, the Industrial Safety division, together with the Training division, provided a course on prevention of electric risks. This course is addressed to all employees operating the electric network in Edenor’s concession area. Employees must pass this course to be qualified to operate the medium and low voltage network. This training is coupled with several medical, physical and psychological exams and technical approval by the worker area.

If the course is passed, the Company provides a certification to the employee, so as to guarantee the employee’s qualification and to prevent any risks related to the operation of the network.

Continued delivery of Fireproof Working Clothes

During 2012, Edenor continued using the fireproof fabric technology in working clothes provided to employees exposed to electric risks, for the purposes of minimizing any possible electric accident. This action was applied to all the Company’s operative personnel.

Works at a Height

A procedure is being prepared focused on a safe method of rescue from heights for rising posts with climbing elements. This procedure applies to works in low and medium voltage networks in Public Thoroughfare.

TCT Lab

This Lab is in the process of certification under SRT Resolution 592/04, pursuant to IRAM 301 (ISO/IEC/17025), “General Requirements for scope of action of Testing and Calibration Labs” – 4th Edition – Sept/2005-.

Participation in congresses

•	Instituto Argentino Seguridad

In April 2012, Edenor participated in XIV° Congreso Argentino de Seguridad, Salud Ocupacional, Recursos Humanos, Medio Ambiente y Comunidad (Argentine Congress on Safety, Occupational Health, Human Resources, Environment and Community). In such congress, the Company received the 3° prize for “Change of Supporting Isolators in Medium Voltage Air Lines”.

PUBLIC SAFETY

Third Party Accidents in the Public Thoroughfare

Throughout 2012, 55 accidents occurred in the public thoroughfare related with Edenor facilities. This figure represents an increase compared to 2011. Nevertheless, the figure still reflects decreasing trend with respect to previous years.

NUMBER OF ACCIDENTS 2007-2012

The method of review of all Edenor’s facilities clearly proved, once again, to be effective, and this task was verified by relating the number of irregular conditions detected with the number of accidents.

Out of the analysis of accidents occurred in 2012 in the public thoroughfare, it is concluded that most of them (80%) were caused by vandalism and negligent actions of third parties. This last case consists in the actions by users, other utility companies and municipalities or their contractors carried out in the Company´s facilities.

Out of the accidents resulting from third parties negligent actions, 68% were caused by client’s actions and the remaining percentage of accidents were caused by municipal workers and video cable companies workers.

Relationships with Clients

It should be highlighted the actions taken with Building Superintendents who have Conversion cameras in their buildings. Information was delivered describing safety measures and actions to be taken in case of accidents in the Company´s facilities. The Company handed out 1590 brochures and posters.

Tips addressed to the public on Public Safety were posted in different media and included in bills.

The Company continued its contacts with schools presenting safety programs to which approximately 79,100 students had access in 164 premises.

Certification

During December 2012, IRAM Audit of the Public Safety System was successfully conducted as per new Resolution 421/2001. The Company received the certification of its Manual, Plans and Procedures of the Public Safety System.

QUALITY MANAGEMENT

Quality Management System

As part of the Integrated Management System, the Quality Management System is certified under ISO 9001:2008 standard since 1999. During December 2012, the certification was preserved by a qualified independent entity.

Participation in IRAM Quality Management Committee, whose Secretariat is under Edenor’s charge, continued. The Company participates in the Quality Management Systems Sub-Committee (SC); Supporting Technologies Sub-Committee (SC3) and Concepts and Terminology (SC1)

Those Sub-Committees, which operate in IRAM, analyze the different documents of international agenda, where Argentina has to share its technical opinion and cast its vote.

Quality Management and Assurance

During 2012, improvements were made to ensure proper quality management.

A comprehensive system of metrics was developed, out of the 2012 Comprehensive Management System Program, including a strategically diagnosis broken-down in Targets, Goals and Actions weighted with numbers based on monthly results.

The analysis uses a traffic signaling system as a control board that efficiently displays the points where focus should be placed to meet the Targets, which, in turn, are aligned with the Vision and Mission of the company.

Furthermore, a report was released with follow-up indicators of monthly progress of Preventive Actions, Improvement Proposals and Non-conformities, as ordered by the Division, Management, Sub-management and Departments, in the IT system in effect (Loyal QMS), which allows for their timely and duly management.

In addition, effectiveness and age of documents of the Comprehensive Management System were diagnosed, taking the relevant actions.

The three-year program of internal audits of SGI- 2011/2013 was adjusted, with a total of 13 audits planned for 2012 period.

ENVIRONMENTAL MANAGEMENT

Edenor is certified by ISO 14001 standard since 1999.

Environmental impact

In 2012, Edenor obtained the Public Need and Interest certificates (certificados de Necesidad y Conveniencia Pública) issued by ENRE as well as the Environmental Fitness Certificates issued by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires, for the following works: Expansion Substation Gral. Rodriguez, Electroduct Malvinas Pilar 132 Kv, Construction Substation Tecnópolis and Substation Manzone. Furthermore, in the case of the Construction of Substation Olivos, the certificate issued by ENRE was obtained.

In addition, seeking to improve its customers’ quality of life at all times, Edenor obtained the Special Fitness Certificates for each of its warehouses, ensuring proper management of handling and final disposal of hazardous waste. Said certificates were granted by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires.

Monitoring Program

During 2012, Edenor was committed towards a monitoring program of those transformer centers located at places considered important for the population. 112 chambers were inspected, analyzing not only the regulatory compliance under Energy Secretariat Resolution 77/98 but also considering the intended use of premises adjacent to the centers so as to identify any possible current or future influence of emissions of electromagnetic fields from electrical equipment. In adidition, 13 substations and 13 High Voltage lines were inspecetd.

Measurements at substations, wires and High Voltage lines and Medium Voltage and Low Voltage CCTT

After analyzing the data gathered from Engineering and Investment and Environment areas, 2 substations were adjusted, with sound level close to acceptable limits.

Electromagnetic Fields in Conversion Centers

Control of interactions of electromagnetic fields is particularly important. In this regard, a work team was created with staff from Environment, Distribution Engineering and Preventive Maintenance Departments of the Operation Areas.

This team analyses all the steps necessary to mitigate and/or remedy any deviations, i.e. control, monitoring and verification (Environment); analysis and design of adjustment in facilities (Distribution Engineering) and execution of remedial actions (Preventive Maintenance –Operation Areas) thus closing the circuit to effectively solve the problem.

During 2012, 6 distribution centers were adjusted with different tailored solutions, considering the building and economic possibilities.

TECHNOLOGICAL INNOVATIVE ACTIONS

Medium Voltage Network Telecontrol and Telemonitoring

The Sustainable Development and Safety in the Public Thoroughfare Management, together with the Distribution Management and Telecommunication Management, is preparing the Medium Voltage Network Telecontrol Project. This project is aimed at remotely commanding sectionalization equipment, so as to faster isolate any failing tranches and improve service re-connection times. A pilot installation in three chambers in Olivos is expected to occur during the first quarter in 2013.

In furtherance of the Telemonitoring Plan of the Medium Voltage Network, in 2012, 551 new pieces of equipment were installed; totaling 1018 points since its very beginning in 2007. These pieces of equipment convey to the Network Control Center, alarms in case of short-circuit voltage passage, opening of access gates and, in underground chambers, sensors of water detection.

Remote Stay and Re-connection

Upon the Business Management’s request, the Sustainable Development and Safety Management analyzed technologies to enhance service stay and re-connection tasks in the case of delinquent clients of difficult access. Those technologies are based on remote opening and closing of reles associated to each client. Field tests are scheduled for early 2013 in Morón.

Updated Readings of Meters in High Voltage and Medium Voltage Substations

The Energy Efficiency Sub-Management performed the technological update of the meter reading system in High Voltage and Medium Voltage Substations, energy sharing points and Rate 3 Clients. Considering the limitations both of the software and of the means of communication used, readings of substation were migrated, made by means of phone modem, to Ethernet readings; and the installation of GARS cellular modems in clients lacking any other available means. Simultaneously, the Company is making a change to a new software to gather, storage and manage readings. This change results in increased availability of data and efficient analysis thereof for internal processes using them.

Smart Energy Network

In relation to future demands for a Smart Energy Network, the Sustainable Development and Safety in Public Thoroughfare Management worked in tandem with the Telecommunication Management to analyze the most suitable means of communication. Power Line Communication (PLC) tests were successfully completed in Medium Voltage underground wires, and radio links with point-multipoint equipment in licensed frequency bands. In 2013, tests are expected to continue so as to explore these technologies.

Institutional Involvement

As a consequence of the economic and financial situation undergone by the Company, from the beginning of the fiscal year, an expense cut down policy was applied, significantly affecting Edenor´s involvement in different associations and seminars it used to participate in. These economic restrictions lead to the Company´s withdrawal from different organizations as ADEERA, CACIER, Cámara de Sociedades Anónimas, among others.

Nevertheless, as an institutional action, Edenor spread and promoted the benefits earned after implementing different technologies. Among the most important events, it is worth mentioning the I Conferencia Local de Instituto de Ingenieros Eléctricos y Electrónicos (IEEE) (I Domestic Conference of Electric and Electronic Engineers Institute) ARGENCON 2012; II Congreso Latinoamericano de Distribución Eléctrica CLADE 2012 (II Latin-American Congress on Electricity Distribution); the seminar Redes Inteligentes (Smart Networks): U.S. – Argentina Binational Energy Working Group (BEWG) organized by ADEERA and the U.S. Energy Department; and the seminar Eficiencia Energética: Diagnóstico, Incentivos e Instituciones (Energy Efficiency: Diagnosis, Incentives and Institutions) organized by the Foundation FIEL and the Universidad Católica Argentina.

The Company continues presiding over the Study Committee 08 “Smart Energy Networks” of the Asociación Electrotécnica Argentina, and in 2012 it further participated in the Working Group 10 “Photovoltaic Panels” of that association. It is still also part of the IRESUD – FONARSEC consortium, a public-private agreement made up of Comisión Nacional de Energía Atómica, Universidad Nacional de San Martín and private companies, aimed at interconnecting photovoltaic systems to the distribution network. It is partially subsidized by the Ministry of Sciences and Technology through the Agencia Nacional de Promoción Científica y Tecnológica (Argentine Agency of Scientific and Technological Promotion).

EDUCATIONAL PROGRAMS

It is a collection of activities intended for the youngest population as part of a long-term commitment policy with the community, as programs are being carried out for over 10 years. For the purposes of infusing from the very beginning of life the importance of the rational use of energy, environment protection and safety at home and in the public though fare, among other concepts, during 2012, Edenor coordinately continued with several educational activities addressed to elementary school students in its area for the purposes of arousing curiosity in kids in relation to the surrounding world.

Specific goals are:

•	Strengthen the link with the community.

•	Promote a responsible and engaged attitude towards energy consumption.

•	Value energy as an essential resource for human development.

Conexión al futuro

During 2012, the program “Conexión al futuro” (“Connection with the Future”) continued with every-school-day visits to different elementary school within the area of concession, and with an educational and participatory workshop the main central theme of which was electrical energy. This program teaches children about electricity and its history, where it comes from and how it reaches their homes, necessary caring when handling it and its efficient use. All students participate in this program and in the end of the workshop, a booklet is delivered to the participants with detailed information on every issue.

In addition, every visited school receives a DVD with a 3D movie on the origin, safety and efficient use of energy, with a quality comparable to those movies played in the most important theme parks in the world.

During 2012, 164 schools in the districts of Escobar, Moreno, San Isidro, San Martín, Tigre and Tres de Febrero participated in this program, and more than 79,000 kids enjoyed it.

Since 1998, in the very first beginning of this activity, 2,360 schools were visited and over 1,170,000 kids attended the workshop.

Cien libros para nuestra escuela

By means of this motion, “Cien libros para nuestra escuela”, Edenor calls for State-run elementary schools within the area of concession to participate in a contest on several energy-related issues. Edenor coordinates the program with municipalities and in 2012, it worked with schools in the municipalities of Escobar, José C. Paz, Moreno and San Martín, and more than 15,000 students participated.

This program encourages kids to submit their works as mockups or posters and the winning school will be awarded a library with more than one hundred books, book bags and school supplies.

This activity dates back to 1995 and since then, more than 89,000 books and around 300 computers were granted.

ACTIONS WITH THE COMMUNITY

Outreach Campaigns

During 2012, Edenor continued including outreach campaigns in Rate 1 clients´ bills to spread actions by different NGO related to issues of general interest for the community. In addition, those campaigns are posted in Edenor web site for their widespread disclosure.

In 2012, the following entities were added for the purposes of preventing, educating and supporting society in connection with the different problems affecting it:

•
Fundación Huésped with the campaign “Yo también” (“Me Too”) inviting the community to fight against AIDS. Its goal is to prevent new infections and seek better access to health services for those persons with the virus.

•	A.Lu.B.A with the campaign “¿A mi me puede pasar?” (“May It Happen to Me?”) focused on raising social awareness on eating disorders and spreading the characteristics and size of bulimia and anorexia.

•	Fundación Avon and OSIM with the campaign “Alza la voz” (“Raise your Voice”) fostering prevention of genre-based violence.

En Contacto

Every two months, Rates 1 and 2 clients receive the newsletter “En Contacto” attached to the energy bill at their homes.

Sent as a flyer, this channel of communication allows for an ongoing relationship with clients and for informing on different issues that may be necessary to disclose to clients and of their interest.

Also, in all Commercial Offices, the Company has a poster with the issues covered by the newsletter, for clients doing diligences or payment thereat to be informed.

Data:

•	2,700,000 clients receive it every two months.

•	Poster in 27 Commercial Offices.

•	Online support in Internet.

Goals:

•	Establish constant communication.

•	Awake a positive attitude towards the company/brand.

•	Promote environmental awareness, energy safe and efficient use.

•	Make the relationship of clients with the company easier.

Issues covered were:

-             Contact channels.

-             Tips on efficient use (summer-winter).

-             SMS for inquiries and claims for blackouts.

-             Means of payment of bills.

-             Safety in public thoroughfare.

-             Safety in wiring.

-             New commercial system.

Video cable Advertising

During 2012, Telecentro (Channel 26) and Televisora Privada del Oeste (TPO) broadcasted Edenor’s add, called “Evolution”, in different channels so as to raise social awareness on the use of low energy consumption bulbs.

Web Site - Edenor.com

During 2012, the Web Site dynamics and aesthetic were changed seeking for improvement in the site performance and dynamics. Banners were used throughout 2012 to promote significant events or communication notices.

Among the most important changes, it is worth mentioning:

•	Large Customers

So as to continue delivering our clients a web site reflecting the Company´s institutional identity and, in turn, providing a prompt response to each visitor’s needs, during 2012, the site “Su Cuenta” (“Your Account”) in the Large Customers portal was upgraded.

This upgrade allows Large Customers to see and manage their energy supply accounts at the site. A new feature is the online display and printing of the bill, and access to prior documents.

•	Educational Programs

The educational programs site offers information on actions taken during the year, the upgrade of the photo gallery now allows users to select schools visited and to see photos of prize-winning persons and works of participants.

“Casas por + energía” (Homes for + energy)

In a context where energy stands as an asset contributing to life quality of many families, Edenor continued working to secure sustainable access to energy for poorest homes, with its environmentally-responsible use.

Though since 2006, Edenor works hard to incorporate energy efficiency criteria to social homes, this year it joined efforts with the Embassy of Germany in Buenos Aires, Municipality of Moreno and the foundation Fundación Foro de Vivienda Social y Eficiencia Energética, to make progress with the creation of the first energetically-efficient neighborhood in Argentina, in an attempt to reach 100 efficient homes (“100 Project”).

In 2012, 9 solar collectors were installed and, together with those installed in prior stages, 42 energetically-efficient homes were achieved in the neighborhood La Perla, in Moreno.

In addition, technical maintenance was conducted in thermal solar systems and social support was provided to the 42 families using this technology. Each family received a manual with instructions on Sustainable Use of Homes.

Also, the project was introduced in many national and international conferences.

SCHEDULE I

CORPORATE GOVERNANCE REPORT

CNV GENERAL RESOLUTION 606/2012

Introduction

Edenor, through its Board of Directors, has prepared this Corporate Governance report in compliance with General Resolution No. 606/2012 (which amends General Resolution No. 516/2007) passed by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”).

As a result of the passage and enactment of the Stock Market Act No. 26.831 (Ley de Mercado de Capitales, “LMC”), effective as from January 25, 2012, it shall be taken into account that the Public Offer Transparency Regime, Decree No. 677/01 (Régimen de Transparencia de la Oferta Pública, “RTOP”), was expressly repealed by said Act and that any reference herein to RTOP conforms to the new provisions set forth in the LMC.

Compliance
Total(1)	Partial(1)	Non-compliance (1)	Inform (2) or Explain (3)
PRINCIPLE I. TO ENSURE THE TRANSPARENCY OF THE RELATION BETWEEN THE ISSUER, THE ECONOMIC GROUP IT LEADS AND/OR IN WHICH IT PARTICIPATES, AND THE RELATED PARTIES THEREOF
Recommendation I.1: To ensure the Governing Board’s disclosure of policies applicable to the relation between the Issuer, the economic group it leads and/or in which it participates, and the related parties thereof.
X
The Company complies with the annual disclosure of its subsidiary and related companies through the Financial Information Superhighway, specifying the degree of control and the percentage of shares therein. In addition, as regards operations involving a relevant amount and that the Company intends to conduct with all those individuals and/or legal persons that, in line with the provisions of section 72 of the LMC (before section 73 of the RTOP), are considered “related parties”, they are reported to the Audit Committee, which renders an opinion thereon prior to the Board of Director’s consideration of the particular issue, and consequently, those internal rules and procedures are intended to reasonably ensure that the operations with “related parties” are conducted under market conditions, and, to that end, they shall be subject to this specific procedure of prior opinion and control carried out under the Company’s Legal Affairs Management’s coordination and which involves both Edenor’s Board of Directors and Audit Committee. The Company discloses the agreements entered into with related parties in the quarter and annual Financial Statements in line with the legal rules in force, and in compliance with the provisions of section 5.a) of the Transparency Decree and section 73.b) of Act No. 17.811 (as amended by the Transparency Decree), all operations involving a relevant amount conducted by the Company with its related parties are immediately reported as “relevant event” both to the CNV and to the markets where the Company’s securities are listed.

Recommendation I.2: To ensure the existence of preventive mechanisms in case of conflicts of interests.	X
The Company has established internal policies which reinforce the guidelines of the Company’s ethical behavior. In this way, both the “Code of Conduct” and “Edenor’s Value System” are reflected in the procedures to be followed in case of Conflicts of Interests. The scope of these policies extends to all Edenor’s personnel.

These rules involve the relations with clients, suppliers and the Company’s personnel, as well as the custody and protection of the property thereof, providing a general framework for the personnel’s behavior as regards internal information, accounting records and reports.

Recommendation I.3: To prevent the improper use of confidential information.	X
Edenor has a Code of Conduct by which all of its employees must abide, with the purposes of ensuring, among others, the custody and protection of the Company’s property, including tangible property as well as information and intellectual property, which shall only be used to carry out the Company’s activities in the ordinary course of business and for the authorized purposes. The Company’s information shall neither be used nor disclosed without the corresponding authorization, and comprises strategic procedures, commercial databases, financial plans, projects, designs and technical processes related to its activities, and personnel’s information (for example, remuneration data). Failure to comply with these obligations shall be considered a serious fault, notwithstanding the application of other relevant legal rules.

The Issuer has also established a Policy on the Operations Conducted with Edenor’s Securities directed to its employees, the employees of its related companies, and its contractors. This internal policy provides information about the compliance with the Argentine and US laws and regulations by which the Company must abide, which prohibit the improper use of confidential information and regulate the operations conducted with the Company’s securities in a controlled scenario, thus increasing the public’s confidence level in the operations carried out with Edenor’s securities.

PRINCIPLE II. TO LAY THE FOUNDATIONS FOR THE ISSUER’S SOUND MANAGEMENT AND MONITORING
Recommendation II. 1: To ensure that the Governing Board takes responsibility for the Issuer’s management and monitoring, and the strategic plans thereof.
II.1.1 The Governing Board approves:
II.1.1.1 The strategic or business plans, as well as the management goals and annual budgets.	X
Edenor’s Board of Directors actively participates in and is highly involved with the Company’s Management and in preparing and approving policies, general strategies, and the annual budget, tailored to each particular moment of the Company. For the purposes of analyzing and adopting decisions related to those and other issues, the Company’s Board of Directors holds meeting on a monthly basis, and has established Internal Rules specifying the performance thereof.

Although Edenor’s Board of Directors used to approve strategic or business plans on a regular basis, based on the absence of a continuous regulatory normalization since 2001, the Company does not have a strategic or business plan.

II.1.1.2 The Governing Board approves the financing and investment policy (in financial assets and capital assets).	X
The Board of Directors annually approves the investment and financial budgets, providing a detail of the compliance therewith throughout each fiscal year. On a monthly basis, the Board of Directors is submitted a follow-up of the economic-financial budget and the estimations for the close of fiscal year.

II.1.1.3 The Governing Board approves the corporate governance policy (compliance with the Corporate Governance Code).	X
The Company’s Board of Directors approves the Corporate Governance Code together with the annual report corresponding to each fiscal year, and adopts the best corporate practices suggested by the CNV, the Securities and Exchange Commission (SEC) and the self-regulated markets where the Company’s securities are listed.

II.1.1.4 The Governing Board approves the policy on top managers’ recruitment, evaluation, and remuneration.		X
The Company’s Human Resources Management establishes recruitment, evaluation and remuneration guidelines tailored to each position. The appointment of Edenor’s top managers is the outcome of a recruitment process jointly carried out by the General Manager, the Executive Officers and the Human Resources Management. The Company does not have any specific policy regulating the manager’s recruitment process.

In addition, the Company has implemented a process coordinated by the Human Resources Management whereby, on an annual basis, each and every employee (including managers) is evaluated in relation to the performance of their tasks and the compliance with the goals previously set by their hierarchical superiors.

II.1.1.5 The Governing Board approves the policy on top managers’ responsibility assignment.		X
The Company’s Chairman, together with the General Manager and the head of the Human Resources Management, are in charge of assigning responsibilities to top managers. The Company does not have any specific policy regulating the assignment of responsibilities to top managers.

II.1.1.6 The Governing Board approves the monitoring of the top managers’ succession planning process.		X
The Company’s Chairman, together with the General Manager and the head of the Human Resources Management, develop top managers’ succession planning processes. The Company does not have any specific strategy regulating managers’ succession.

II.1.1.7 The Governing Board approves the policy on business corporate responsibility.	X
Edenor has established certain policies in line with its Business Corporate Responsibility (Responsabilidad Social Empresaria, “RSE”) commitment, such as the Code of Conduct (“P32”), the Patronage and Sponsorship Policy (“P56”), the Policy on Quality, Environment, Security, Occupational Health and Public Safety (“P57”), and the Integrated Management System Manual (“MSG 01”), where Edenor’s Strategic Approach is outlined. All these policies are approved by the Company’s Governing Board according to what is set forth in the PGSGI-05 Procedure of Documentation Control. The purpose of the abovementioned policies is to design and implement programs aimed at strengthening the education and promoting the development of the communities where Edenor carries out its business.

II.1.1.8 The Governing Board approves the policies on integrative risk management and internal control, and on fraud prevention.	X
Edenor has established a risk analysis policy which describes the Company’s administrative process of strategic risks, as well as the methods used for the identification and continuous update thereof. In addition, the Company has a Policy related to the internal control system, which defines the components of its control system and the necessary duties for the proper operation thereof, thus establishing the “Internal Control - Integrative framework” document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report) as control framework. As regards fraud prevention, the Company has a Policy aim at making the report of alleged irregularities within the Company easier. These three policies are monitored by the General Management and approved by the Audit Committee.

II.1.1.9 The Governing Board approves the policy on constant training of members of the Governing Board and top managers.		X
Edenor has developed an annual training plan for the purposes of supporting the professional and academic development, and enabling the management of programs to ease the interest, development and retention of its human resources. In addition, said training plan is designed to satisfy the needs identified during the annual information-gathering stage. The training plan further contemplates more than two hundred activities and courses oriented towards the improvement of skills in the job position, involving both operative and management tasks. These activities are offered through more than three hundred internal courses and two hundred and fifty courses which are given in-house or in different educational institutions and well-recognized organisms. The approval of the abovementioned annual training plan is among the powers and duties of the Company’s Executive Committee.

II.1.2 If considered appropriate, please add other policies applied by the Governing Board which have not been mentioned before, and detail the more relevant aspects thereof.	X
In addition to the policies, processes and plans mentioned in this Report, Edenor has the Integrated Management System Manual mentioned in II.1.1.7 above, which describes the Integrated Management System in compliance with the standards ISO 9001, ISO 14001, OHSAS 18001 and applicable ENRE resolutions, for the purposes of establishing and outlining the Management System, so that it can be used as permanent reference to continuously improve the efficacy and effectiveness of the Company’s management performance. The scope of the Integrated Management System extends to the organizational structure, duties, key and supporting processes, procedures and resources, as well as to the activities and operations related to Edenor’s Distribution and Marketing service of electric power.

II.1.3

The Issuer has a policy aimed at ensuring the availability of relevant information for the decision-making process conducted by the Governing Board and a process of direct communication with managers, in a way that guarantees equal treatment of all of its members (executive, external and independent members), timely in advance to enable the proper analysis of the content thereof. Please specify.

X
The Company has established Internal Rules regulating the Board of Directors’ performance. Meetings are held within the statutory terms, and all directors and auditors receive an email and hard copy informing them of the Calling, together with the Agenda of each meeting and the available information and documentation related to each of the issues to be dealt with, timely in advance to enable the proper analysis thereof. Directors can be consulted directly, and the Company is in charge of preparing the reports requested in the inquiries raised. Furthermore, through the Company’s Legal Affairs Management, any Director and/or Auditor may put forward to the Management any types of questions or inquiries deemed convenient regarding any of the matters to be submitted to the their consideration.

II.1.4

The issues submitted to the Governing Board’s consideration are supported by an analysis of the risks associated to the decisions that may be subsequently adopted, taking into account the business risk level defined as acceptable by the Issuer. Please specify.
X
The Company submits, together with the Agenda to be dealt with in each Board of Directors’ meeting, not only the supporting material of every aspect to be discussed in the meeting, but also all the internally-prepared prior analyses (of risks and other matters) related to the issue in question.

Recommendation II.2: To ensure an effective control of the company’s management.
II.2.1 Compliance with the annual budget and business plan.	X
The management submits to the Board of Directors periodic reports on the compliance with, deviations from and/or adjustments to the annual budget and the Company’s business plan, analyzing the progress thereof and proposing adjustments to be made based on the changes that have actually taken place.

II.2.2 Performance of top managers and compliance with the goals set for them (level of anticipated profits vs. earned profits, credit rating, accounting report quality, market share, etc.).	X
At the Board of Directors’ meetings, the Financial Manager submits a summary of the monthly Management Report, which comprises the monthly income statement compared with the accumulated income statement corresponding to the current and prior fiscal years, and the cash flow statement. This information is supplemented with management data and indicators related to the development of energy net sales, gross margin, EBITDA and a detail of the main exploitation and investment expenses. In addition, a summary of the monthly relevant facts and of subsequent facts is submitted.

As already explained in II.1.1.4 above, the Company has implemented a process coordinated by the Human Resources Management whereby, on an annual basis, each and every employee (including managers) is evaluated in relation to the performance of their tasks and the compliance with the goals previously set by their hierarchical superiors.

Recommendation II.3: To disclose the evaluation process of the Governing Board’s performance and the impact thereof.

II.3.1

Each member of the Governing Board complies with the By-laws and, if appropriate, with the Governing Board’s Rules. Please specify the main guidelines of the Rules. Please state the degree of compliance with the By-laws and Rules.
X
Each member of the Board of Directors fully complies with the Company’s By-laws. The Board of Directors’ Internal Rules describe the workplace orientation procedures for each new member, as well as the duties of the position as individual director and of the Board of Directors as a collective body, specifying how often meetings are held, how they are called, and which are the attendance procedures. The supply of information to directors and the Board of Directors’ legal framework are also described.

II.3.2

The Governing Board discloses the results of its management taking into account the goals set at the beginning of the fiscal year, so that shareholders can evaluate the degree of compliance with those goals, which involve both financial and non-financial aspects. In addition, the Governing Board submits an analysis of the degree of compliance with the policies mentioned in Recommendation II, items II.1.1. and II.1.2.
X
The Company’s management submits to the Board of Directors a monthly management report, wherein it details, among other aspects, management data and indicators, main exploitation expenses and investments. A copy of said report is kept at the Board of Directors’ clerk’s office. On an annual basis, the Board of Directors, when calling the Shareholders’ Meeting, makes available to shareholders the annual financial statements and the annual report of the fiscal year to be approved, together with its voting recommendations.

Each year, the Shareholders’ Meeting evaluates the Board of Directors’ performance, and the approval of the management of the directors who participated in the ended fiscal year is submitted to its consideration. The last Edenor’s Shareholders’ Meeting where the directors’ management was approved was held on April 27, 2012.

Taking into consideration that the Company’s Management is responsible for ensuring compliance with the policies detailed in items II.1.1 and II.1.2, the Board of Directors does not perform an evaluation of the degree of compliance with these policies. The appropriateness of its performance will be analyzed in the future.

Recommendation II.4: The number of external and independent members must represent a significant percentage of the Governing Board.
II.4.1

The number of executive, external and independent members (the latter defined according to the rules of this Commission) of the Governing Board is in line with the Issuer’s capital structure. Please specify.
X
The Board of Directors is composed of twelve regular directors and twelve alternate directors appointed by the Company’s Shareholders’ Meeting. The by-laws provide that, according to the laws in force, as long as Edenor makes public offers of its shares, it is required to have an Audit Committee composed of, at least, a majority of independent members, to be appointed by each class of shareholders. The same criterion is reflected in section I of the Internal Rules of the Audit Committee; however, such body is presently comprised of all independent members.

At present, the Board of Directors has ten external regular directors, seven of which also hold the status of independent according to the criteria set forth by the CNV Rules.

Taking into account the structure of independent and external members mentioned in the item above, and based on the tasks performed by the Board of Directors and on the Company’s flow of business, the Board of Directors considers that it has the appropriate number of directors to duly perform its duties in line with the Company’s complex structure and the remarkable extent of the businesses carried out by it.

II.4.2

During the current year, shareholders agreed, through a Shareholders’ Meeting, on a policy aimed at maintaining at least 20% of independent members over the total number of members of the Governing Board.
X Not applicable
As indicated in paragraph II.4.1 above, currently the number of independent directors well exceeds 20% of the total number of its regular members. Edenor abides itself by the Sarbanes-Oxley Act that requires that the Audit Committee must be fully comprised of independent directors. This means that the Company has to comply with a minimum standard regarding this issue.

Please describe the relevant aspects of said policy and of any shareholders’ agreements which allow understanding the process whereby the members of the Governing Board are appointed and the term of their office. Please indicate if the independent status of the members of the Governing Board was challenged throughout the year and if withholdings have taken place due to conflicts of interests.

Compliance: Not applicable

The term of the Directors’ office as well as the process and requirement of independent status arise from Edenor’s By-laws. In addition, it shall be noted that the independent status of the members of the Board of Director was not challenged during 2012 fiscal year and that no withholdings have taken place due to conflicts of interests.

Recommendation II.5: The Company commits itself to maintaining rules and procedures inherent to the process of recruitment and proposal of members of the Governing Board and top managers.
II.5.1 The Issuer has an Appointment Committee.	X
The approval of the Company’s organizational chart regarding directors of operations and the corresponding amendments thereto falls within the Executive Committee’s powers and duties. The rest of the appointments correspond to the Company’s management, jointly carried out with the Human Resources Management.

II.5.1.1	X Not applicable
II.5.1.2	X Not applicable
II.5.1.3	X Not applicable
II.5.1.4	X Not applicable
II.5.1.5	X Not applicable
II.5.2 In case there is an Appointment Committee, it	X Not applicable for what is set forth in II.5.1
II.5.2.1.	X Not applicable
II.5.2.2	X Not applicable
II.5.2.3	X Not applicable
II.5.2.4	X Not applicable
II.5.2.5	X Not applicable
II.5.2.6	X Not applicable
II.5.2.7	X Not applicable
II.5.3 If considered relevant, please add policies implemented by the Issuer’s Appointment Committee which have not been mentioned in the paragraph above.	X Not applicable for what is set forth in II.5.1.
Recommendation II.6: To evaluate if it is convenient that members of the Governing Board and/or auditors and/or members of the Supervisory Council perform duties in other Issuers.	X
It is not necessary to limit the Company’s Directors’ and Auditors’ participation in other companies where they may hold the same positions, since the existing legal limitations on this matter, along with the directors’ and auditors’ liability regime, are enough and ensure proper performance of the Company’s directors’ and auditors’ duties.

Recommendation II.7: To ensure training and development of members of the Governing Board and top managers of the Issuer.

II.7.1

The Issuer has developed continuous Training Programs related to the Issuer’s existing needs, for members of the Governing Board and top managers, which include issues related to their functions and duties, business risk integrative management, specific knowledge of the business and its rules and regulations, corporate governance dynamics, and business corporate responsibility. In the case of members of the Audit Committee, the training programs refer to international accounting standards, auditing rules, internal control rules, and specific regulations of the capital market.
X
All the members of the Company’s Board of Directors are well-recognized businessmen and/or professionals who render services with the highest standards of professional quality. Notwithstanding that, the Company’s Human Resources Department develops training plans throughout the year based on the different particular needs.

As regards the specific training for members of the Audit Committee, it is contemplated in the Internal Rules and in the Annual Action Plan. In compliance with said plan, the Audit Committee approves the specific Training Plan for a one-year term. The Plan currently in force was approved by the Committee on October 18, 2012 and encompasses the term between November 1st, 2012 and October 31st, 2013. The Plan includes issues related to domestic external audit rules, internal audit rules, and internal control. During the fiscal year, in compliance with the prior Plan, the Committee was trained on the General Resolution No. 606 of the CNV, as a significant matter regarding stock market regulation.

II.7.2

The Issuer encourages members of the Governing Board and top managers , through other means not mentioned in II.7.1, to engage in constant training activities, so as to enhance their professional level and add value to the Issuer. Please indicate how this is done.
X
The Company considers that the director’s training processes are complied with. Notwithstanding that, technical training courses are available, on a case-by-case basis, to those who consider them necessary or convenient in a particular moment for the purposes of improving the performance of their duties in the Company’s Governing Board.

PRINCIPLE III. TO SUPPORT AN EFFECTIVE IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE POLICY ON BUSINESS RISK
Recommendation III: The Governing Board must have a policy on business risk integrative management and monitor the proper implementation thereof.
III.1

The Issuer has policies on business risk integrative management (compliance with the strategic, operative, financial, accounting, legal and regulatory goals, among others). Please describe the most relevant aspects thereof.
X
The Company has established an internal policy of “Risk Analysis” which describes Edenor’s management process of strategic risks and explains the methods implemented for identifying and continuously updating the strategic risks that may affect the Company.

In compliance with their duties, according to the provisions set forth by the laws in force and the Internal Rules, and in line with the annual action plan, the Audit Committee monitors the application of information policies in relation to the Company’s risk management, providing information thereof in the annual report.

III.2

The Governing Board or the General Management comprise a Risk Management Committee. Please inform if there are manuals of procedure and detail the main risk factors which are specific to the Issuer or the activity it carries out and the mitigating actions implemented. If the Company does not have said Committee, please describe the monitoring role carried out by the Auditing Committee as regards risk management.

In addition, please specify the interaction degree between the Governing Board or its Committees with the Issuer’s General Management as regards business risk integrative management.
X
The Company’s Board of Directors does not have a Risk Management Committee. These duties are performed by the Directors of Operations jointly with the Internal Audit Management and the monitoring of the Audit Committee. To that end, the Company has patterns and a mapping of significant business risks, which were prepared following the method established by the best practices as regards risk administration and management. In that context, the Company’s Audit Committee is informed by the Internal Audit Management of the conclusions resulting from the application of this management model and the actions to be implemented in relation to the risks identified, monitoring the application of the information policies regarding the Company’s risk management, as mentioned in the Recommendation III.1.

III.3

The Issuer’s General Management carries out an independent function which consists in implementing the policies on risk integrative management (duty corresponding to the Risk Management Officer or equivalent). Please specify.
X
The Company’s Internal Audit Management provides support to the directors to help them keep the strategic risk pattern updated, collaborating with the risk identification and evaluation, and the collection of the analyses of each of the risks identified in the Company, so that they can be submitted to the consideration of the Chairman and CEO, the Audit Committee and the Board of Directors, and receive feedback and/or approval.

III.4

The policies on risk integrative management are constantly updated in line with the recommendations and methods acknowledged in this field. Please specify which ones (Enterprise Risk Management, according to the conceptual framework of COSO – Committee of sponsoring organizations of the Treadway Commission –, ISO 31000, standard IRAM 17551, article 404 of the Sarbanes-Oxley Act, among others).
X
In compliance with the laws in force, the management has selected, as framework, the criteria established in the “Enterprise Risk Management – Integrative Framework” document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report).

III.5

The Governing Board informs the results of the risk management monitoring jointly carried out with the General Management, in the financial statements and in the annual report. Please specify the main aspects of the information disclosed.
X
The Company discloses, in its accounting statements, the risks according to what is provided for in the Financial Information International Standards. In the notes to the financial statements, the Company includes the “Financial Risk Management”, wherein the Company-related risks are detailed, stating in each case Edenor’s position. In addition, a detailed analysis thereof is included in the annual report filed with the SEC through form 20F.

PRINCIPLE IV. TO PROTECT THE INTEGRITY OF THE FINANCIAL INFORMATION BY MEANS OF INDEPENDENT AUDITS
Recommendation IV: To ensure the independency and transparency of the duties entrusted to the Audit Committee and the Exernal Auditor.
IV.1

The Governing Board, when appointing the members of the Audit Committee taking into account that most of them must hold the status of independent, evaluates if it is convenient that it be chaired by an independent member.
X
In compliance with the provisions of section 4, Chapter XXI of the CNV Rules, as regards each appointment of directors, whenever candidates are put forward to be considered by the Shareholders’ Meeting, the latter is informed, before this issue is voted on, of the status of independent or non-independent of each candidate. After the meeting is held, in compliance with the provisions of the CNV Rules, within the 10-day term following the appointment of directors, the CNV and the markets where the Company’s securities are listed are informed of the personal data of each director and whether he holds the status of independent or non-independent (the non-independent status is evidenced by an affidavit signed by each director).

In addition, Edenor has an Audit Committee fully comprised of independent directors in compliance with U.S. rules, including the Sarbanes-Oxley Act and related provisions required by the Securities Exchange Commission (SEC) to foreign issuers which securities are listed in the NYSE.

IV.2

There is an internal audit function reporting to the Audit Committee or the head of the administration body, in charge of assessing the internal control system.

Indicate whether the Audit Committee or the administration body make an annual assessment of the internal audit area performance and the independence level of their professional work, understanding that the professionals in charge of that function are independent from the remaining operating areas and also meet the independence requirements regarding controlling shareholders or related entities having significant influence over the Issuer.

Also specify whether the internal audit function is performed pursuant to international standards applicable to the internal audit professional practice, as issued by the Institute of Internal Auditors (IIA).
X
At Edenor, there is an internal audit function reporting functionally to the Audit Committee and administratively to the General Manager. According to the “General Standard on Internal Audit”, the purpose of the internal audit management is to provide an independent and objective assurance service and to perform consulting tasks designed to add value and improve Edenor’s transactions. For that purpose, it cooperates in the compliance with organizational goals by contributing a systematic and disciplined approach to assess and improve the efficacy of risk management, control and governance processes.

At the beginning of each fiscal year, Internal Audit must submit the audit annual plan proposal to the General Director and then submit it to the Audit Committee to be evaluated and approved. Every quarter, Internal Audit follows-up the compliance with the annual plan and submits a progress report to the Audit Committee and the General Director. Such report contains a summary of work done and the main findings.

Every year, the Audit Committee evaluates Internal Audit’s level of independence and performance regarding the issues within its competence, disclosing its evaluation in the annual report.

As the Company is a member of the Institute of Internal Auditors, it uses the standards that it deems reasonable and/or applicable without adhering expressly.

IV.3

The members of the Audit Committee make an annual evaluation of the suitability, independence and performance of the external auditors appointed by the Shareholders’ Meeting. Describe the significant aspects of the procedures used to perform the evaluation.
X
In its annual report —which is issued upon presenting and publishing the Company’s annual financial statements—, the Company’s Audit Committee evaluates external auditors’ performance and issues a well-grounded opinion in that regard, pursuant to section 16, Chapter III, CNV Standards and the Audit Committee’s Internal Regulations.

IV.4

The Issuer has a policy regarding the rotation of Statutory Audit Committee members and/or the External Auditor; as to the latter, the policy states whether the rotation includes the external audit firm or only individuals.
X
The Company has no specific policy regarding the rotation of Statutory Audit Committee members and/or the External Auditor. However, as to the External Auditor’s rotation, the Company is subject to the provisions under section 24.C.2), Chapter II, CNV Standards, whereby the term during which a partner of an audit firm or association may conduct audit tasks at the Company shall not exceed five (5) consecutive years.

PRINCIPLE V. TO OBSERVE SHAREHOLDERS’ RIGHTS
Recommendation V.1: To ensure shareholders’ access to Issuer’s information.
V.1.1

The Administration Body arranges periodic informative meetings with shareholders upon the presentation of interim financial statements.

Indicate number and frequency of meetings held during the year.
X
Every quarter and after the approval of financial statements by the Board of Directors, the Company arranges a telephone conference with all shareholders wishing to participate, in which complete information is provided as to the progress of corporate business for the fiscal year under analysis, and all questions or concerns from shareholders are answered. In addition, the Company has implemented inquiry assistance mechanisms through telephone calls or e-mails.

V.1.2

The Issuer has information mechanisms for investors and a specialized area for inquiry assistance. It also has a website to which shareholders and other investors may access, thus establishing an access channel to be in contact with one another. Provide details.
X
The Company has procedures and a specific sector to assist the Company’s shareholders regarding inquiries and concerns, which should not imply the disclosure of confidential information or information not previously disclosed to shareholders on an equitable basis.

The Company also has a website www.edenor.com with a special section, “Relaciones con el inversor” (Contact with investors), in which investors may have access to important public information on Edenor.

Recommendation V.2: Promote the active participation of all shareholders.
V.2.1

The Administration Body adopts measures to promote the participation of all shareholders in General Shareholders’ Meetings. Specify, making a distinction between the measures required by law and those offered voluntarily by the Issuer to its shareholders.
	X		The Board of Directors complies with all the measures required by law to call meetings and promote participation in order to ensure full exercise of their rights.

V.2.2

The General Shareholders’ Meeting is subject to Regulations in order to operate, which ensures information availability for shareholders sufficiently in advance to make decisions. Describe the main guidelines of Regulations.
X
Shareholders’ information system prior to holding any meeting is already guaranteed because all applicable legal requirements are met in order to make all significant information available to shareholders sufficiently in advance and/or the information specifically required by any shareholder, so as to allow their proper analysis.

V.2.3

The mechanisms implemented by the Issuer are applicable to allow minority shareholders to propose issues to be debated at the General Shareholders’ Meeting pursuant to current regulations. Specify the results.
X
There is no statutory or factual impediment for minority shareholders to propose issues to be analyzed at meetings. The Company’s shareholders are called to participate in meetings through the methods established in Company’s By-laws, Argentine Business Associations Law and the Presidential Decree on Transparency. This means that shareholders are called through the publication of legal notices in the manner and subject to the terms established by current regulations.

In addition, Edenor’s by-laws state that all shareholders representing at least 5% of capital stock may require holding regular and/or extraordinary meetings, indicating in its request the issues to be treated. The Board of Directors or the Statutory Auditor shall call the meeting to be held within forty (40) days from request receipt. Should the Board of Directors or the Statutory Auditor fail to do so, meetings may be called by the enforcement authority or by court.

To date, no group of shareholders has expressly requested to call a meeting or proposed any issues to be treated at any meeting.

V.2.4 The Issuer has policies to promote the participation of more important shareholders, such as institutional investors. Specify.		X
The Company considers that it is not necessary to have any special policies to promote the participation of more important shareholders as it complies with all statutory requirements aimed at guaranteeing the calling of meetings by any shareholder.

V.2.5

At the Shareholders’ Meetings where Administration Body member appointments are proposed, the following information is made available prior to voting: (i) the opinion of each candidate regarding the potential adoption of a Corporate Governance Code; and (ii) the grounds for such opinion.
		X	The Company does not inform the opinion of each candidate regarding the potential adoption of a Corporate Governance Code prior to voting.

Recommendation V.3: Guarantee the principle of equality between shares and votes.	X
The Company encourages the principle of equality between shares and votes, as set forth in section 5 of by-laws, whereby capital stock is represented by Class A shares, Class B shares and Class C shares, all of which are book-entry shares of common stock, with a face value of one Argentine peso (AR$ 1) and entitled to one (1) vote each.

Recommendation V.4: Establish mechanisms to protect all shareholders in the event of a take-over.	X
The Company is subject to the Public Offering System and operates in the Argentine stock market under CNV control and in the US market under SEC control. According to section 90, Law No. 26,831 (Capital Market Law), the acquisition public offering system and the residual interest system governed by such law, all companies making a public offering of their shares are included, among them, Edenor.

Recommendation V.5: Increase the percentage of outstanding shares over capital stock.	X		About 47.74% of the Company’s shares are listed in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). Such percentage has not varied significantly in the last 3 years.
Recommendation V.6: Ensure the existence of a transparent dividend policy.
V.6.1

The Issuer has a dividend distribution policy established by by-laws and approved by the Shareholders’ Meeting, stating the conditions applicable to distribute dividends in cash or shares. Should such policy exist, indicate the criteria, frequency and conditions to be met for dividend payment.
X
Taking into account economic fluctuations in general and electric market variations in particular, we consider that it is advisable not to establish a specific policy for dividend payments. The Company’s Board of Directors makes a conservative evaluation of the possibility of making a dividend distribution proposal to its shareholders in each fiscal year, taking into account provisions and statutory regulations, analyzing each case in particular, paying special attention to the economic circumstances of the fiscal year, the results of operations, future capital requirements, financial conditions and available funds.

Pursuant to the Memorandum of Agreement on Concession Agreement Renegotiation entered into between Edenor and the concession grantor and approved by Presidential Decree No. 1957/06, Edenor shall not pay any dividends without ENRE’s previous authorization during the so-called Contractual Transition Period.

V.6.2

The Issuer has set documented processes in place to prepare a proposal for the use of the Issuer’s retained earnings implying the creation of legal, statutory and voluntary reserves, carry-forward to the new year and/or payment of dividends.

Explain those processes and specify the Shareholders’ Meeting minutes in which the dividend distribution (in cash or in shares) was approved or disapproved, if not established in By-laws.
X
Although the Company has no documented procedures for the Board of Directors to send the retained earnings distribution proposal to the Shareholders’ Meeting, current legal regulations are applied to earnings allocation to the relevant equity items established therein.

At the General Regular and Extraordinary Shareholders’ Meeting held on April 27, 2012, it was decided to keep the loss for the year amounting to AR$ 435,396,411.16 in the “unappropriated retained earnings” account, which thus amounted to AR$ 670,750,385.24, while unappropriated retained earnings would be absorbed following the order of priority for the use of funds established by point XXIII.11.10, Exhibit 1, Book 7 under CNV standards, i.e. the amount of AR$64,008,106.46 to the legal reserve, the amount of AR$18,317,729.42 to additional paid-in capital and the remaining amount of AR$588,424,549.39 to Capital adjustment.

PRINCIPLE VI. TO KEEP A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY
Recommendation VI: Disclose to the community the issues related to the Issuer and a direct communication channel with the company.
VI.1

The Issuer has an updated website for public access not only to provide significant company information (by-laws, group of companies, Administration Body structure, financial statements, annual report, etc.) but also to collect inquiries from users in general.
X
The Company has the following website: www.edenor.com. This website has free and easy access, is continuously updated, allows simple navigation, contains sufficient and complete information on the Company and its business and allows users to send their concerns and inquiries through this website, thus facilitating a continuous communication with the community.

The system used by the Company for its website keeps and protects information and its reliability, has strong security mechanisms and meets data protection standards preventing unauthorized people from accessing, modifying and/or deleting, in general, the information provided.

The information transmitted through electronic media is subject to the highest confidentiality and integrity standards, and information keeping and recording is encouraged.

VI.2

The Issuer issues a Corporate and Environmental Responsibility Report on an annual basis, with the verification of an independent external auditor. If so, indicate the scope or the legal or geographical coverage of such report and where it is available. Specify the standards or initiatives adopted to implement its business corporate responsibility policy (Global Reporting Initiative and/or United Nations Global Compact, ISO 26.000, SA8000, Millennium Development Goals, SGE 21-Foretica, AA 1000, Equator Principles, among others.)
X
Twice a year, the Company prepares and publishes its Sustainability Report, the last one dated January 2009/December 2010, to reinforce the average continuous improvement process, enhancing strengths and detecting improvement opportunities to achieve responsible management.

In order to guarantee information transparency and objectivity, it was decided to use the G3 Guidelines of the Global Reporting Initiative, which indicates the steps to be followed to prepare Sustainable Reports through qualitative and quantitative indicators allowing to measure the Company’s performance in an objective manner. To supplement, the sector indicator protocol for the electric power industry is used in order to ensure consistency with indicators and results obtained. Upon selecting issues and parameters to prepare the report, the guidelines and recommendations issued by the Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible, CEADS) are followed, as stated in the local chapter of the World Business Council for Sustainable Development, the purpose of which is to promote the “business-sustainable development” relationship. In addition, the different chapters are related to the issues proposed by Global Compact principles and ISO 26000 Standard, to which Edenor adheres regarding concepts and grounds.

PRINCIPLE VII. TO COMPENSATE IN A FAIR AND RESPONSIBLE MANNER
Recommendation VII: Establish clear compensation policies for Administration Body members and first-line managers, with special emphasis on conventional or statutory limitations based on the existence or lack of earnings.

VII.1 The Issuer has a Compensation Committee:		X	The functions to be performed by a Compensation Committee are currently performed by the Company’s Human Resources Management. Thus, the functions described under VII.2 are fulfilled.
VII.1.1		Not applicable, as stated in VII.1 above
VII.1.2		Not applicable, as stated in VII.1 above
VII.1.3		Not applicable, as stated in VII.1 above
VII.1.4		Not applicable, as stated in VII.1 above
VII.1.5		Not applicable, as stated in VII.1 above

VII.2 Upon the existence of a Compensation Committee, it:
VII.2.1	Not applicable, as stated in VII.1 above
VII.2.2	Not applicable, as stated in VII.1 above
VII.2.3	Not applicable, as stated in VII.1 above
VII.2.4	Not applicable, as stated in VII.1 above
VII.2.5	Not applicable, as stated in VII.1 above
VII.2.6	Not applicable, as stated in VII.1 above
VII.2.7	Not applicable, as stated in VII.1 above
VII.3 If deemed significant, indicate the policies applied by the Issuer’s Compensation Committee not mentioned in the previous point.	Not applicable
VII.4 Upon the lack of a Compensation Committee, explain how the functions described in VII.2 are performed within the Administration Body.
Section 5 of Edenor’s Audit Committee Regulations sets forth —among other responsibilities— giving an opinion on the fairness of fee proposals and stock option plans offered by the Board of Directors regarding the Company’s directors and administrators. For that purpose, such Committee may perform inquiries —by themselves or through their advisors— from compensation specialists, so as to ensure that executives receive similar compensation to that of other individuals holding similar positions in Argentina, taking into account the contribution made by each executive and the Company’s general financial position and results of operations.

As to the remaining Company employees, as previously stated, the Human Resources Management, with the aid of the General Manager, is in charge of developing and carrying out the relevant process to set compensation.

PRINCIPLE VIII. TO PROMOTE BUSINESS ETHICS
Recommendation VIII: To guarantee ethical behavior at the Issuer.
VIII.1

The Issuer has a Business Code of Conduct. Indicate the main guidelines and whether it is available to the public. Such Code is signed by at least Administration Body members and first-line managers. Indicate whether its enforcement is encouraged on providers and clients.
X
The Company has a Code of Conduct comprising the relationships with clients, providers and Company personnel; it also sets forth the guidelines and obligations related to the custody and protection of its assets, providing a general framework for personnel’s behavior regarding internal information, accounting records and reports. The Code is notified to each employee and provider rendering services to the Company, who subscribe it. It is also published by including it in the annual report filed by the Company with the SEC through Form 20-F.

VIII.2

The Issuer has mechanisms to receive reports of any unlawful or unethical behavior, either in person or by electronic means, guaranteeing that the information provided is subject to the highest confidentiality and integrity standards, as well as information recording and keeping. Indicate whether the report receipt and assessment service is rendered by Issuer’s personnel or external and independent professionals to provide more protection to accusers.
X
The Company has a “Policy to enable the report of presumed irregularities within the Company” and a “Procedure for report management”; both documents establish a receipt, management and resolution process, which takes place anonymously and is operated by external and independent professionals. In addition, the abovementioned Code of Conduct makes reference to this issue.

VIII.3

The Issuer has policies, processes and systems to manage the resolution of the reports mentioned in point VIII.2. Describe the most significant aspects thereof and indicate the level of involvement of the Audit Committee in those resolutions, particularly the reports related to internal control for accounting reports and the behavior of Administration Body members and first-line managers.
X
The Company has the policy and procedure described in the previous point. Both documents describe the process to be followed from report receipt to research conclusion and enforcement of any applicable corrective action. At least every quarter, Internal Audit Management reports the cases received and the resolutions adopted to the Audit Committee. The Committee supervises channel operation and the resolution of reports regarding all issues within its competence.

PRINCIPLE IX: TO BROADEN THE CODE SCOPE
Recommendation IX: Promote the incorporation of provisions contributing to good governance practices into by-laws.	X
In addition, the Administration Body approves on an annual basis the Corporate Governance Code Report, which is prepared pursuant to current CNV regulations. However, the Company’s Board of Directors considers that the provisions currently included in the Corporate Governance Code should not be reflected in by-laws in full. Taking into account that both by-laws and the report are available to the public through CNV’s website, the capital market transparency principle is met.

The Board

RICARDO TORRES

Chairman

(ii) Considering the resolutions above, it is further unanimously RESOLVED to authorize either Mr. Chairman or Mr. Vice-Chairman to sign on behalf of the Company, the Financial Statements and other related documents approved, as well as to make any filings and carry out any acts required by the relevant authorities. (…) There being no further issues to transact, the meeting was adjourned at 11:00 a.m., after minutes were read and approved by the undersigning Directors and members of the Supervisory Committee”. Signed by Messrs. Ricardo Torres, Marcelo Mindlin, Edgardo Volosín, Gustavo Mariani, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Emmanuel Alvarez Agis, Patricia Charvay, Federico Gosman, Santiago López Alfaro, Directors. Daniel Abelovich, Jorge Pardo, Damián Burgio, members of the Supervisory Committee.-

EDENOR S.A.

Agent